SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

BUSINESS REPORT
(From January 1, 2008 to September 30, 2008)
THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

2

I. OVERVIEW
1. Purpose of SK Telecom Co., Ltd. (the “Company”)
Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Personal property and real property lease business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Electronic financial business

12.	Motion picture business (production, importation, distribution, screening)

13.	Any business or undertaking incidental or conducive to the attainment of the objects above
2. Company History
A. Changes Since Incorporation
(1)	Date of Incorporation
•	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.

(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2)	Location of Headquarters
•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Mergers
(1)	Target: Shinsegi Communication Co., Ltd.
•	Date: January 13, 2002

•	Registration: January 16, 2002
(2)	Target: SK IMT Co., Ltd.
•	Date: May 1, 2003

•	Registration: May 7, 2003
C. Significant Recent Business Events
(1)	Retirement of treasury stock
In accordance with the resolution of board of directors dated October 23, 2008, the Board resolved to acquire 448,000 shares of treasury stock in the market for the period from October 27, 2008 to January 26, 2009, in order to retire the Company’s retained earnings.

(2)	Issuance of unguaranteed bonds
In accordance with the resolution of board of directors dated September 25, 2008, the Company issued unguaranteed bonds with face amount of ~~W~~50 billion and ~~W~~250 billion, respectively, for ~~W~~298.7 billion. The bonds bear an annual rate of 6.77% and 6.92%, respectively, and will be repaid in full at their maturities, October 28, 2010 and October 28, 2013, respectively.
3. Information Regarding Shares
A. Total number of shares

(As of September 30, 2008)		(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,400,708	—	8,400,708	—
VI. Number of shares outstanding (IV-V)	72,793,003	—	72,793,003	—

B. Capital Stock and Price per Share

(As of September 30, 2008)							(Unit: Won, shares)
		Capital (total face value)			Price per share
		Capital amount in	Total			Capital/	Capital/
		financial	number of issued	Total amount of	Par value	Total number of	Number of
		statements	shares	distributed shares	per share	issued shares	distributed shares
Classification	Type	(a)	(IV of A×b)	(VI of A×b )	(b)	(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,396,501,500	500	549.8	613.2
Total		44,639,473,000	40,596,855,500	36,396,501,500	500	549.8	613.2
C. Acquisition and Disposition of Treasury Shares
(1)	Status of Acquisition and Disposition of Treasury Shares

		Amount at the				Amount at the end
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (-)	Retirement (-)	of period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share	4,644,354	—	208,326	4,436,028	—
	Preferred share	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	77,970	—
	Preferred share	—	—	—	—	—
Sub-total	Common share	4,722,324	—	208,326	4,513,998	—
	Preferred share	—	—	—	—	—
Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	3,886,710	—
	Preferred share	—	—	—	—	—
Total	Common share	8,609,034	—	208,326	8,400,708	—
	Preferred share	—	—	—	—	—

Notes:

*	Of the 4,513,998 shares of treasury shares directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,324,744 shares were deposited with the Korea Securities Depository as of September 30, 2008 for any exchange of the Company’s overseas exchangeable bonds.

D. Employee Stock Ownership Program
(1)	Transactions with the Employee Stock Ownership Program
•	The Company lent funds to the Employee Stock Ownership Program to finance purchases of the Company’s stock by employees, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.

			(Unit: in thousands of Won)
Classification	Loan Date	Amount	Repayment Condition	Remarks
5th	1999.08.23	118,577,755	8-year installment repayment plan following a three-year grace period	—
8th(1)	2007.12.23	31,017,044	5-year installment repayment plan following a two-year grace period	—
8th(2)	2008.01.23	29,676,039	5-year installment repayment plan following a two-year grace period	—
•	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.

(As of September 30, 2008)			(Unit: in thousands of Won)
		Amount		Balance
Classification	Initial Loan	Repayment Amount	Accumulated Repayment Amount
5th	118,577,754	1,404,298	116,179,808	2,397,947
8th(1)	31,017,043	1,451,021	1,451,021	59,242,062
8th(2)	29,676,039
Total	179,270,838	2,855,319	117,630,829	61,640,009
(2)	Voting Rights of the Employee Stock Ownership Program
•	During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3)	Shareholdings of the Employee Stock Ownership Program
•	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stock in separate individual accounts within the program once the number of shares for each individual member is determined.

			(Unit: shares)
	Account		Balance at the	Balance at the end
Classification	classification	Types of share	beginning of period	of period
5th	Member Account	Common share	139,338	126,813
8th(1)			171,871	371,156
8th(2)			208,326
	Total		519,535	497,969

     4. Status of Voting Rights

(As of September 30, 2008)			(Unit: shares)
Number of
Classification		shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,708	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting rights (E = A - B - C + D)	Common share	72,793,003	—
	Preferred share	—
5. Dividends and Others

		(Unit: in millions of Won except per share value)
		As of and for the	As of and for the	As of and for the
		six months ended	year ended	year ended
		September 30,	December 31,	December 31,
Classification		2008	2007	2006
Par value per share		500	500	500
Current net income		1,014,535	1,642,451	1,446,598
Net income per share		13,940	22,607	19,734
Income available for distribution as dividend		—	1,603,828	1,574,716
Total cash dividend		72,793	682,379	582,386
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		—	41.6	40.3
Cash dividend yield ratio (%)	Common share	—	3.8	3.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	1,000	9,400	8,000

(Unit: in millions of Won except per share value)
		As of and for the	As of and for the	As of and for the
		six months ended	year ended	year ended
		September 30,	December 31,	December 31,
Classification		2008	2007	2006
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—
II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of September 30, 2008, the number of domestic mobile phone subscribers reached approximately 45.3 million and with a 93.2% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth

		As of			(Unit: 1,000 persons)
		September 30,	As of December 31,
Classification		2008	2007	2006	2005	2004
Penetration rate (%)		93.2	89.8	83.2	79.4	75.9
	SK Telecom	22,876	21,968	20,271	19,530	18,783
Number of subscribers	Others (KTF, LGT)	22,399	21,530	19,926	18,812	17,803
	Total	45,275	43,498	40,197	38,342	36,586
(Data: Ministry of Information and Communication website)
(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Korea’s mobile communication market penetration continues to grow, reflecting increased usage of mobile communications services by elementary school and pre-school children. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

B. Company Status
(1) Market Share

*	Historical market share of the Company

			(Unit: %)
Classification	As of September 30,
	2008	2007	2006
Mobile phone	50.5	50.5	50.4

*	Comparative market share

			(Unit: %)
Classification	As of September 30, 2008
	SK Telecom	KTF	LG Telecom
Market share	50.5	31.5	17.9
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
N/A
2. Major Products
A. Status of Major Products as of September 30, 2008

(Unit: in millions of Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	7,922,171 (91.4%)
		Others	Others	745,673 (8.6%)
B. Price Trend of Major Products

				(Unit: Won)
		As of
		September 30,
Item		2008	2007	2006
Mobile phone	Basic fee (per month)	13,000	13,000	13,000
(Based on standard call charge)	Service fee (per 10 seconds)	20	20	20

3. Investment Status
A. Investments in Progress

						(Unit: in 100 millions of Won)
						Amount
			Subject of		Total	already	Future
Business field	Classification	Investment period	investment	Investment effect	investments	invested*	investment
Network/Common	Upgrade/New installation	2008	Network, systems and others	Capacity increase and quality improvement;	19,700	10,266	9,434
				systems improvement

B.	Future Investment Plan
					(Unit: in 100 millions of Won)
			Expected investment for each
	Expected investment amount*		year
Business field	Asset type	Amount	2008	2009	Investment effect
Network/Common	Network, systems and others	19,700	19,700	N/A	Upgrades to the existing services and provision of new services
Total		19,700	19,700	N/A	—

*	The expected investment amount of Won 1,970.0 billion is the planned investment amount for 2008.
4. Derivative Products and Others
A. Derivatives Contracts
(1) FX Swap
     a)   Purpose of Contracts: Currency Exchange or Interest Rate Risk Hedging
     b)   Contract Terms
— Income/loss on valuation on the following currency swaps were calculated using cash flow hedge accounting:

(As of September 30, 2008)					(Unit: in millions of Won)
			Due		Income/loss on
Contract amount	Contract party	Contract date	date	Proceeds payment method	valuation
US$125 million	Citibank	March 23, 2004	April 1, 2011	Exchange on the date immediately preceding	(1,382)
				the principal and
				interest payment date
US$125 million	Credit Suisse	March 23, 2004	April 1, 2011	Same as above	(2,204)
US$50 million	BNP Paribas	March 23, 2004	April 1, 2011	Same as above	392

(As of September 30, 2008)					(Unit: in millions of Won)
Contract amount	Contract party	Contract date	Due date	Proceeds payment method	Income/loss on valuation
US$100 million	Calyon	October 10, 2006	October 10, 2013	Exchange on the date of the principal and interest payment date	22,934
JPY 9,100 million	SMBC	November 13, 2007	November 13, 2012	Same as above	33,583
JPY 3,400 million	HSBC	November 13, 2007	November 13, 2012	Same as above	10,884

—	Income/loss on valuation on the following currency swap was calculated using fair value hedge accounting:

(As of September 30, 2008)					(Unit: in millions of Won)
Contract amount	Contract party	Contract date	Due date	Proceeds payment method	Income/loss on valuation
HKD 10,941 million	8 Banks including Hana Bank	September 3, 2007	September 16, 2008	Payment of HK Dollars and receipt of Korean Won on September 16, 2008	(109,934)

—	Income/loss on valuation on the following currency swaps were calculated using sales accounting:

(As of September 30, 2008)				(Unit: in millions of Won)
Contract amount	Contract party	Contract date	Due date	Proceeds payment method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	May 27, 2009	Exchange before principal payment date	1,788
US$150 million	Morgan Stanley	July 20, 2007	July 20, 2017	Same as above	52,980
US$150 million	Merrill Lynch	July 20, 2007	July 20, 2017	Same as above	51,302
US$100 million	Barclays Capitals	July 20, 2007	July 20, 2017	Same as above	34,333

(2)	Interest Rate Swap
a)	Purpose of Contracts: Interest Rate Risk Hedging

b)	Contract Terms

—	Income/loss on valuation on the following interest rate swap was calculated using cash flow hedge accounting:

(As of June 30, 2008)			(Unit: in millions of Won)
		Contract	Due		Income/loss on
Contract amount	Contract party	date	date	Proceeds payment method	valuation
200 Billion Won	Shinhan Bank	June 28, 2006	June 29, 2010	Fixing of interest payment date / exchange of floating interest rate	3,104
100 Billion Won	NH Bank	July 30, 2008	July 30, 2011	Same as above	(613)
50 Billion Won	NH Bank	Aug. 13, 2008	Aug. 12, 2011	Same as above	(127)
150 Billion Won	Hana Bank	July 31, 2008	July 31, 2011	Same as above	(537)
100 Billion Won	KD Bank	July 28, 2008	July 28, 2011	Same as above	(108)
100 Billion Won	KD Bank	July 29, 2008	July 29, 2011	Same as above	(324)
5. R&D Investments

		(Unit: in thousands of Won)
	For the nine	For the	For the
	months ended	year ended	year ended
	September 30,	December 31,	December 31,
Category	2008	2007	2006	Remarks
Raw material	55,183	96,217	184,969	—
Labor	28,182,648	39,388,760	33,986,701	—
Depreciation	97,640,417	129,208,262	134,461,257	—
Commissioned service	63,490,626	90,363,645	83,751,223	—
Others	22,822,265	37,609,969	35,680,197	—
Total R&D costs	212,191,139	296,666,853	288,064,347	—

			(Unit: in thousands of Won)
		For the nine	For the	For the
		months ended	year ended	year ended
		September 30,	December 31,	December 31,
Category		2008	2007	2006	Remarks
Accounting	Sales and administrative expenses	209,130,110	288,519,863	277,807,352	—
	Development expenses (Intangible assets)	3,061,029	8,146,990	10,256,995	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.455	2.63%	2.70%	—

6. Other Matters
A. External Fund Procurement Summary

*	Domestic procurement

(Unit: in millions of Won)
	Beginning	New	Reduction from
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Bank	200,000	—	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	—	—	—	—	—
Total procurement from financial institutions	200,000	—		200,000	—
Corporate bond (public offering)	1,822,723	20,304		1,843,027	Exchange rate adjustment
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset—backed securitization (public offering)	—	—	—	—	—
Asset—backed securitization (private offering)	—	—	—	—	—
Others	300,000	—	—	300,000	CP Publishment
Total procurement from capital market	2,122,723	20,304	—	2,143,027	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	2,322,723	20,304	—	2,343,027	—

*	Overseas procurement

				(Unit: in millions of Won)
			Reduction in
	Beginning	New	repayment and	Ending
Procurement source	balance	procurement	others	balance	Remarks
Financial institutions	104,340	14,430	—	118,770	Exchange rate adjustment
Overseas securities (Corporate bonds)	730,380	101,010	—	831,390	Exchange rate adjustment
Overseas securities (shares and others)	268,415	—	—	268,415	—
Asset—backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	1,103,135	115,440	—	1,218,575	—
B. Credit Ratings
(1)	Corporate Bonds

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current valuation
November 5, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
Feb.20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation
Feb. 21, 2008	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Feb. 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular valuation
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
June 30, 2008	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2)	Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 3, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
January 4, 2006	CP	A1	Korea Ratings	Regular valuation
June 13, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 21, 2006	CP	A1	Korea Ratings	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
November 5, 2007	CP	A1	Korea Ratings	Regular valuation
November 5, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular valuation
June 3, 2008	CP	A1	Korea Ratings	Current valuation
June 16, 2008	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3)	International Credit Ratings

	Subject of	Credit rating of	Credit rating company
Date of credit rating	valuation	securities	(Credit rating range)	Evaluation type
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current valuation

III. FINANCIAL INFORMATION
1. Summary Financial Statements (Non Consolidated)

	(Unit: in millions of Won)
	As of and for the
	nine months ended	As of and for the year ended December 31,
Classification	September 30, 2008	2007	2006	2005	2004
Current assets	4,004,331	4,094,059	4,189,325	4,172,485	3,854,345
— Quick assets	3,990,497	4,075,378	4,172,887	4,166,500	3,843,384
— Inventory	13,833	18,681	16,438	5,985	10,961
Fixed assets	14,420,087	14,038,451	11,624,728	10,349,191	10,166,360
— Investments	6,007,296	5,940,045	3,547,942	2,366,760	2,112,488
— Tangible assets	4,465,324	4,594,413	4,418,112	4,595,884	4,605,253
— Intangible assets	2,936,022	3,174,942	3,405,158	3,386,547	3,448,619
— Other non-current assets	1,011,445	329,051	253,516	—	—
Total assets	18,424,417	18,132,510	15,814,053	14,521,676	14,020,705
Current liabilities	3,592,292	2,484,548	2,985,620	2,747,268	2,859,711
Fixed liabilities	4,105,849	4,221,016	3,522,006	3,516,528	4,033,902
Total liabilities	7,698,141	6,705,564	6,507,626	6,263,796	6,893,613
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,863,854	2,923,921	2,962,699	2,966,198	2,983,166
Capital adjustment	(-)1,998,452	(-)2,041,578	(-)2,019,568	(-)2,022,817	(-)2,057,422
Accumulated comprehensive income	578,340	1,594,099	473,904	—	—
Retained earnings	9,237,896	8,905,865	7,844,753	7,269,861	6,156,708
Total capital	10,726,276	11,426,946	9,306,427	8,257,881	7,127,091
Sales	8,667,844	11,285,900	10,650,952	10,161,129	9,703,681
Operation income	1,591,058	2,171,543	2,584,370	2,653,570	2,359,581
Ordinary income	1,387,991	2,307,785	2,021,643	2,554,613	2,115,778
Current net income	1,014,535	1,642,451	1,446,598	1,871,380	1,494,852

*	See the attached Korean GAAP Non-consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

Nine months ended September 30, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Nine months ended September 30, 2008	Appropriate	—
Nine months ended September 30, 2008	Appropriate	—
Year ended December 31, 2007	Appropriate	—
Year ended December 31, 2006	Appropriate	—
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

	(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Nine months ended September 30, 2008	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,088,321	11,346
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,066,318	11,468
Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	656,000	7,637

B. Non-Audit Services Contract with External Auditors

			(Unit: in thousands of Won)
Term	Contract date	Service provided	Service period	Fee
Nine months ended September 30, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	R&D related consulting	7 days	9,400
Year ended December 31, 2007	March 20, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000
Year ended December 31, 2006	January 1, 2006	Tax consulting service for fiscal year 2006	25 days	20,000
	February 7, 2006	Tax training for employees of authorized exclusive dealers	50 days	45,000
	March 31, 2006	Tax adjustment for fiscal year 2005	7 days	27,000
	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
	October 13, 2006	Evaluation of and preparation of recommendations for improvement of subsidiarie’ financial system infrastructure	10 days	49,500
	November 13, 2006	Preparation of responses to the U.S. SEC’s comments on the Company’s Form 20-F for 2005	10 days	25,500

V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1) Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
•	Convocation of shareholders’ meeting and submission of agenda

•	Prior approval of financial statements

•	Decisions on issuance of new shares

•	Long-term borrowings, issuance of corporate bonds and redemptions

•	Capital transfer of reserves

•	Election of CEO and representatives

•	Appointment of executive directors

•	Establishment, transfer or closure of branches

•	Enactment of and revision to the Regulations for the Board of Directors

•	Annual business plan and budgeting

•	Approval of investments of Won 50 billion or greater or investments that become Won 50 billion or greater through planned budget increases

•	Planned budget increases and changes for investments or Won 50 billion or greater.

•	Investments and joint ventures of Won 50 billion or greater. For new investments and joint ventures of Won 30 billion or above.

•	Establishment of subsidiaries

•	Guarantees of Won 50 billion or greater

•	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act; provided, majority approval of outside directors is required. Prior approval of outside directors as required by Article 45-2 of the Articles of Incorporations is deemed to be obtained, if there is majority approval by outside directors.

•	Investment by the Company or any of its subsidiaries in foreign corporations or entities, or other foreign assets, equal to or greater than the amount equivalent to 5% of the Company’s equity capital according to its latest balance sheet; provided, majority approval of outside directors is required. Prior approval of outside directors as required by Article 45-2 of the Articles of Incorporations is deemed to be obtained, if there is majority approval by outside directors.

•	Enactment of and amendment to the Internal Trading Procedures

•	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors

•	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 50 billion

•	New investments and joint ventures under Won 50 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 50 billion or above

•	Matters related to guarantees of under Won 50 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 22, 2008, in the notice of the annual general meeting of shareholders, information on Shin Bae Kim, Young Ho Park, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
289th (the first meeting of 2008)	January 31, 2008	— Financial Statements for 24th Fiscal Year	Approved as proposed
		— Business Report for 24th Fisacl Year	Approved as proposed
		— Establishment of Corporate for Convergence Business in USA	Approved as proposed
290th (the second meeting of 2008)	February 19, 2008	— The Call for the 24th Annual General Meeting of Shareholders	Approved as proposed
		— Issuance of Corporate Bond	Approved as proposed
291st (the third meeting of 2008)	March 14, 2008	— Appointment of the Representative Director	Approved as proposed
		— Appointment of Sub-Committee Members	Approved as proposed
292nd (the fourth meeting of 2008)	March 28, 2008	— Establishment of “SK Marketing & Company” (provisional name)	Approved as proposed
		— Amendment of internal regulations	Approved as proposed
		— The Participation in the Capital Increase of Cyworld China (Holdings) Limited	Approved as proposed

Meeting	Date	Agenda	Approval
293rd (the fifth meeting of 2008)	May 30, 2008	— Appointment of Independent Non-Executive Director Recommendation Committee Member	Approved as proposed
		— Establishment of Corporate Citizenship Committee and Appointment of its Candidates	Amended and approved
		— Contract with TU Media Co., Ltd. regarding satellite utilization fees	Approved as proposed
294th (the sixth meeting of 2008)	June 11, 2008	— Dispose of SK C&C Co., Ltd Shares	Approved as proposed
295th (the seventh meeting of 2008)	July 18, 2008	— Investment in a Beijing office building	Approved as proposed
		— Investment in Beijing U-City business	Approved as proposed
		— Interim Dividend	Approved as proposed
		— Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		— Long-term Debt Financing	Approved as proposed
296rd (the eighth meeting of 2008)	August 21 2008	— Transactions with SK Networks Co. Ltd. in 2008	Approved as proposed
		— Investment for additional WCDMA Equipment and Marketing Activities for 2008	Approved as proposed
297th (the ninth meeting of 2008)	September 25 2008	— Establishment of SK Telecom’s Affilate Company for Sales	Approved as proposed
		— Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		— Issuance of Corporate Bonds	Approved as proposed
298th (the tenth meeting of 2008)	October 23 2008	— Trasfer Melon Service and Participation of Capital Increase in LOEN Entertainment	Approved as proposed
		— Acquistion of Treasury Stocks for Cancellation	Approved as proposed
		— Long-term Financing Plan	Approved as proposed

(4) Committee Structure and Activities of the Board of Directors
a)	Independent Non-executive Director Nomination Committee
•	Organization
(As of September 30, 2008)

Members
Number of Persons	Company Directors	Independent Non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Rak Yong Uhm, Jae Ho Cho

*	The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
•	Activities

			D.S. Shim	H.J. Lim
			(100%)*	(100%)*
Date	Details	Approval	Vote
Feb. 19 2008	— 24th General Meeting of Shareholders: Nomination of Independent Non-executive Director Candidates: Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Approved	For	For

*	Participation Rate for the Board of Directors’ Meetings

			R.Y. Uhm	J.H. Cho
			(100%)*	(100%)*
Date	Details	Approval	Vote
July 18, 2008	— Proposal to nominate the Head of Committee	Approved	For	For
b)	Compensation Review Committee
•	Organization
(As of September 30, 2008)

Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
•	Activities

						R.Y.	J.Y.	J.H.
			Y.W. Kim	D.S. Shim	H.J. Lim	Uhm	Chung	Cho
			(100%)	(100%)	(100%)	(100%)	(100%)	(100%)
Date	Details	Approval	Vote
Mar. 27, 2008	— Appointment of Representative Director of the Committee	Approved	For	For	For	For	For	For
Apr. 25, 2008	— Discussion of Committee operation methods	—	Resigned	—	—	—	—	—
c)	Capex Review Committee
•	Organization
(As of September 30, 2008)

Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Dal Sup Shim, Jay Young Chung

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
•	Activities

			R.Y.		J.Y.
			Uhm	D.S. Shim	Chung
			(100%)	(100%)	(100%)
Date	Details	Approval	Vote
Apr. 26, 2008	— Appointment of Representative Director of the Committee	Approved	For	For	For
d)	Corporate Citizenship Committee
•	Organization
(As of September 30, 2008)

Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

			R.Y.		J.Y.
			Uhm	H.J. Lim	Chung
			(100%)	(100%)	(100%)
Date	Details	Approval	Vote
Sep. 10, 2008	— Appointment of Representative Director of the Committee	Approved	For	For	For
e)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1)	Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2)	Authority of the Audit Committee
Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3)	Members of the Audit Committee
Audit Committee Members are directors Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.

(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda		Approval	Remarks
The first meeting of 2008	January 31, 2008	—	Audit Report on Internal Monitoring System	Approved as proposed	—
		—	2007 Management Audit Results and 2008 Management Audit Plan	—
		—	Financial statements for 24th Fiscal Year	—
		—	Business Report for 24th Fiscal Year	—
		—	2008 Transactions Plan with SK C&C Co., Ltd.	—
		—	Evaluation of internal accounting controls	—
The second meeting of 2008	February 18, 2008	—	Results Reports on Review of Internal Accounting Management System	—	—
		—	Reports on 2007 K-GAAP Audit	—
		—	Auditor’s Report for Fiscal Year 2007	Approved as proposed
		—	Evaluation of Internal Accounting Management System Operation	Approved as proposed
		—	Plans for Issuance of Corporate Bonds	—
The third meeting of 2008	March 27, 2008	—	Proposal to nominate the Head of Committee	Approved as proposed	—
		—	Proposal for 2008 2Q transaction with SK C&C Co., Ltd.	Approved as proposed
		—	Planning for amendment to internal accounting rules	—
The fourth meeting of 2008	May 29, 2008	—	Proposal for construction of mobile phone facilities for 2008	Approved as proposed	—
		—	Proposal for purchase of mobile phone relay device for 2008	Approved as proposed
		—	Proposal for entering into an agency agreement with SK Marketing & Company for 2008	Approved as proposed
		—	Proposal for entering into B2B agreement with TU Media Co., Ltd.	Approved as proposed
		—	Proposal to set auditor fees for 2008	Approved as proposed
		—	Proposal for renewal of service contract with auditor for 2008	Approved as proposed
		—	Planning of fiscal year 2008 audit	—
The fifth meeting of 2008	June 11, 2008	—	Proposal for 2008 3Q transactions with SK C&C Co., Ltd.	Approved as proposed	—
The sixth meeting of 2008	June 26, 2008	—	Report on results for fiscal year 2008 US GAAP Audit	—	—

Meeting	Date	Agenda		Approval	Remarks
The seventh meeting of 2008	July 17, 2008	—	Interim closing of accounts for six months ended 2008
		—	Planning of interim dividends	—	—
		—	Planning of asset management transaction with affiliated company (SK Securities)
The eighth meeting of 2008	August 20, 2008	—	Proposal for purchase of mobile phone relay device for 2008	Approved as proposed	—
		—	Proposal for construction of mobile phone facilities for 2008	Approved as proposed
		—	Report on K-GAAP audit of the financial statements for the first half of 2007	—
		—	Evaluation of internal accounting controls	—
		—	Management audit results for the first half of 2008	—
The ninth meeting of 2008	September 24, 2008	—	Service Contract with SKTA
		—	Proposal for purchase of mobile phone relay device for 2008	Approved as proposed	—
		—	Proposal for construction of mobile phone facilities for 2008	Approved as proposed
		—	2008 4Q Transaction with SK C&C	Approved as proposed
		—	Asset Management Transaction with SK Securities	Approved as proposed
		—	Plans for Issuance of Corporate Bonds	—
The tenth meeting of 2008	October 22, 2008	—	Acquistion of Treasury Stocks for Cancellation
		—	Long-term Financing Plan	—	—

C.	Exercise of Voting Rights by the Shareholders

(1)	Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
—	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

—	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
(2)	Use of Written or Electronic Voting System
N/A
(3)	Minority Shareholder Rights
N/A
D.	Compensation of Officers and Others
(1)	Compensation of Directors (including Independent Non-executive Directors) and Members of the Audit Committee

	(Unit: in millions of Won)
		Total amount
		approved by the
	Total	Meeting of	Average payment
Classification	payment	Shareholders	per person	Remarks
Company directors	4,270	12,000	1,148	—
Independent non-executive directors	405		64	Including members of the Audit Committee
(2)	Granting and Exercise of Stock Options
N/A

VI.	SHARES

1.	Distribution of Shares
A.	Shareholdings of Major Shareholders and other Related Parties

(As of September 30, 2008)								(Unit: shares, %)
			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number of	Ownership	Number	Number of	Number of	Ownership	of
Name	Relationship	shares	shares	ratio	of shares	shares	shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.75	1,085,325	—	18,748,452	23.09	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Bang Hyung Lee	Director	Common stock	400	0.00	—	—	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	17,665,635	21.75	1,085,325	—	18,750,960	23.09	—
		Preferred stock	0	0	—	—	0	0
		Total	17,665,635	21.75	1,085,325	—	18,750,960	23.09

Largest shareholder: SK Corporation	Number of related parties: 4 persons
B.	Shareholders with More than 5% Shareholding

(As of June 30, 2008)						(Unit: shares, %)
		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	29.96	—	—	24,321,893	29.96
2	SK Corporation	18,748,452	23.09	—	—	18,748,452	23.09
3	SK Telecom	8,400,708	10.35	—	—	8,400,708	10.35
	Total	51,471,053	63.40	—	—	51,471,053	63.40

C. Shareholder Distribution

(As of June 30, 2008)

	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	33,557	99.96	24,306,544	29.93	—
Minority shareholders (corporate)	1,064	3.16	8,790,990	10.82	—
Minority shareholders (individual)	32,493	96.79	15,515,554	19.11	—
Largest shareholder	5	0.01	18,750,960	23.09	—
Major shareholders	—	—	—	—	—
Other shareholders	9	0.02	38,136,207	46.97	—
Other shareholders (corporate)	6	0.02	11,801,460	14.53	—
Other shareholders (individual)	3	0.00	26,334,747	32.43	—
Total	33,571	100.00	81,193,711	100.00	—

2.	Share Price and Trading Volume in the Last Six Months
A.	Domestic Securities Market

(Unit: Won, shares)
Types		September 2008	August 2008	July 2008	June 2008	May 2008	April 2008
Common share	Highest	210,500	205,000	195,500	201,500	212,000	203,000
	Lowest	200,000	188,500	178,000	180,000	201,500	182,000
Monthly transaction volume		8,495,764	6,354,641	5,910,740	4,990,649	4,105,415	7,309,851
B.	Overseas Securities Market

New York Stock Exchange					(Unit: US$, ADRs)
Types		September 2008	August 2008	July 2008	June 2008	May 2008	April 2008
Depository receipt	Highest	20.82	22.29	22.20	22.24	23.47	22.60
	Lowest	18.68	19.60	19.97	20.67	22.13	21.47
Monthly transaction volume		33,989,886	46,673,046	25,823,710	19,036,416	22,555,764	29,211,514
VII.	EMPLOYEES

(As of September 30, 2008)			(Unit: persons, in millions of Won)
	Number of employees
	Office
	managerial	Production			Average service	Total half	Average wage per
Classification	positions	positions	Others	Total	year	year wage	person	Remarks
Male	3,812	—	—	3,812	10.8	192,688	49	—
Female	593	—	—	593	8.9	23,800	39	—
Total	4,405	—	—	4,405	10.5	216,488	48	—

VIII.	TRANSACTIONS WITH RELATED PARTIES
1.	Transactions with the Largest Shareholder
A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2008)						(Unit: in millions of Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
		Long-term and
SK Wyverns	Affiliated company	short-term loans	4,132	—	—	4,132	279	—
B.	Equity Investments

(As of September 30, 2008)						(Unit: in millions of Won)
		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
SK Broadband	Affiliated company	Common share	116,525	1,093,104	—	1,209,629	—
SKT U.S.A. Holdings	Affiliated company	Common share	336,625	99,141	—	435,766	—
SK M&C	Affiliated company	Common share	—	190,000	—	190,000	—
TU Media	Affiliated company	Common share	96,979	55,000	—	151,979	—
SK Telecom (CHINA) Holding Co., Ltd.	Affiliated company	Common share	19,070	4,223	—	23,293	—
TR Entertainment	Affiliated company	Common share	—	10,953	—	10,953	—
Cyworld China (Holdings) Ltd.	Affiliated company	Common share	—	10,272	—	10,272	—
SKT Global Investment	Affiliated company	Common share	—	26,044	—	26,044	—
SKT Holdings America Inc.	Affiliated company	Common share	4,050	78,548	—	12,598	—
Wave City	Affiliated company	Common share	—	1,967	—	1,967	—

		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
Magic Grid	Affiliated company	Common share	—	8,384	—	8,384	—
SK Mobile	Affiliated company	Common share	9,160	2,004	3,166	7,998	—
SKY Property Mgmt. Ltd.	Affiliated company	Common share	—	178,427		178,427
OK Cashbag Service	Affiliated company	Common share	316	—	316	—	—
	Total		582,725	1,688,067	3,482	2,267,310	—
2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A.	Provisional Payment and Loans (including loans on marketable securities)

*	Agents

(Unit: in millions of Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
Hong Eun and others	Agency	Long-term and
		short-term loans	114,959	279,120	222,779	171,300	—	—

*	Overseas investment companies

(Unit: in millions of Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee
B. Equity Investments

(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Remarks
Mobinex. Inc.	—	Common share	—	1,894	—	1,894	—
Dreamer-i	—	Common share	—	4,499	—	4,499	—
Alereon. Inc.	—	Common share	—	3,060	—	3,060	—
Biogenics	—	Common share	—	1,000		1,000
Benex Digital Contents	—	—	—	5,000	—	5,000	—
Translink Capital	—	—	798	688	—	1,486	—
SGI Investment	—	—	1,172	376	—	1,548	—
Century-on IT Investment	—	—	1,930	—	1,930	—	—

Total			3,900	16,517	1,930	18,487	—

IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Heung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2.  On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3.  On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. As of December 31, 2007, the balance of specified monetary trust for treasury shares was Won 982 billion.
2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share)
2. Remuneration limit for Directors
	3. Election of Directors	Approved (Won 12 billion)
— Election of executive directors
	— Election of independent non-executive directors as Audit Committee members	Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

Date	Agenda	Resolution
24rth Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the financial statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
2. Amendment to Articles of incorporation
	3. Remuneration limit for Directors	Approved
	4. Election of Directors	Approved (Won 12 billion)
— Election of executive directors
	— Election of independent non-executive directors	Approved (Shin Bae Kim, Young Ho Park)
	— Election of independent non-executive directors as Audit Committee members	Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2008 AND 2007
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2008, the related non-consolidated statements of income for the three months and nine months ended September 30, 2008 and 2007, and non-consolidated statements of changes in stockholders’ equity and cash flows for nine months ended September 30, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 31, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for the effects of the adjustments described in Note 2 (b) to the non-consolidated financial statements.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
October 24, 2008
Notice to Readers
This report is effective as of October 24, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

					Translation into U.S. dollars
	Korean won				(Note 2)
	September 30,		December 31,		September 30,	December 31,
ASSETS	2008		2007		2008	2007
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 12)	~~W~~	508,740	~~W~~	575,646	$421,736	$477,200
Short-term financial instruments (Note 19)		153,566		79,360	127,303	65,788
Short-term investment securities (Note 3)		450,417		733,769	373,387	608,281
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~68,431 million as of September 30, 2008 and ~~W~~59,581 million as of December 31, 2007 (Notes 12 and 22)		1,553,367		1,620,334	1,287,712	1,343,226
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,175 million as of September 30, 2008 and ~~W~~753 million as of December 31, 2007 (Notes 5 and 22)		116,279		74,532	96,393	61,786
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~24,452 million and net of present value of ~~W~~19,860 million as of September 30, 2008 and net of allowance for doubtful accounts of ~~W~~23,253 million as of December 31, 2007 (Notes 12 and 22)		1,033,511		855,062	856,761	708,830
Inventories (Note 2)		13,833		18,681	11,467	15,486
Prepaid expenses		103,630		94,080	85,907	77,991
Current deferred income tax assets, net (Note 16)		39,171		29,688	32,472	24,611
Current currency swap (Note 24)		1,788		—	1,482	—
Accrued income and other		30,028		12,907	24,894	10,699

Total Current Assets		4,004,330		4,094,059	3,319,514	3,393,898

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6, 11, 21 and 22)		4,465,324		4,594,413	3,701,670	3,808,682
Intangible assets, net (Notes 7 and 11)		2,936,022		3,174,942	2,433,907	2,631,967
Long-term financial instruments (Note 19)		19		10,019	16	8,306
Long-term investment securities (Note 3)		3,537,372		5,041,393	2,932,415	4,179,220
Equity securities accounted for using the equity method (Notes 2 and 4)		2,469,906		888,633	2,047,506	736,660
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,040 million as of September 30, 2008 and ~~W~~23,783 million as of December 31, 2007 (Notes 5 and 22)		117,610		76,642	97,496	63,535
Long-term accounts receivable — other, net of present value of ~~W~~36,584 million as September 30, 2008 and nil as of December 31, 2007 (Note 2)		446,073		—	369,786	—
Guarantee deposits (Notes 12 and 22)		133,541		122,209	110,703	101,309
Long-term currency swap (Note 24)		206,017		13,057	170,784	10,824
Long-term interest rate swap (Note 24)		2,873		3,170	2,382	2,628
Long-term deposits and other		105,330		113,973	87,316	94,481

Total Non-current Assets		14,420,087		14,038,451	11,953,981	11,637,612

TOTAL ASSETS	~~W~~	18,424,417	~~W~~	18,132,510	$15,273,495	$15,031,510

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

					Translation into U.S. dollars
	Korean won				(Notes 2)
	September 30,		December 31,		September 30,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2008		2007		2008	2007
	(In millions)				(In thousands)
CURRENT LIABILITIES :
Short-term borrowings	~~W~~	300,000	~~W~~	—	$248,694	$—
Accounts payable (Notes 12 and 22)		1,215,022		1,112,659	1,007,230	922,373
Income tax payable		297,849		314,830	246,911	260,988
Accrued expenses (Note 23)		617,887		374,058	512,217	310,087
Withholdings		327,256		222,653	271,289	184,575
Current portion of long-term debt, net (Notes 8 and 11)		703,703		410,575	583,357	340,359
Current portion of subscription deposits (Note 10)		7,128		7,540	5,909	6,251
Currency swap (Note 24)		109,934		12,646	91,133	10,483
Advanced receipts and other		13,513		29,587	11,202	24,528

Total Current Liabilities		3,592,292		2,484,548	2,977,942	2,059,644

NON-CURRENT LIABILITIES :
Bonds payable, net (Note 8)		2,314,729		2,281,160	1,918,867	1,891,039
Long-term borrowings (Note 9)		818,770		293,820	678,745	243,571
Subscription deposits (Note 10)		4,793		6,426	3,973	5,327
Long-term payables — other, net of present value discount of ~~W~~17,467 million as of September 30, 2008 and ~~W~~27,886 million as of December 31, 2007		302,533		422,114	250,794	349,925
Accrued severance indemnities, net		40,572		22,150	33,633	18,362
Non-current deferred income tax liabilities, net (Note 16)		550,773		1,044,690	456,580	866,028
Long-term currency swap (Note 24)		3,194		110,911	2,648	91,943
Long-term interest swap (Note 24)		1,709		—	1,417	—
Guarantee deposits received and other (Notes 22 and 23)		68,776		39,745	57,014	32,947

Total Non-current Liabilities		4,105,849		4,221,016	3,403,671	3,499,142

Total Liabilities		7,698,141		6,705,564	6,381,613	5,558,786

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,639		44,639	37,005	37,005
Capital surplus (Notes 8 and 13)		2,863,854		2,923,921	2,374,081	2,423,875
Capital adjustments:
Treasury stock (Notes 1 and 15)		(1,992,082)		(2,041,483)	(1,651,398)	(1,692,351)
Loss on disposal of treasury stock (Note 15)		(6,370)		(95)	(5,281)	(79)
Accumulated other comprehensive income (loss) (Note 17):
Unrealized gains on valuation of long-term investment securities, net (Notes 3 and 16)		629,584		1,626,689	521,913	1,348,495
Equity in other comprehensive loss of affiliates, net (Notes 2, 4 and 16)		(46,140)		(23,072)	(38,249)	(19,126)
Loss on valuation of currency swap, net (Notes 16 and 24)		(5,949)		(11,816)	(4,932)	(9,795)
Gain on valuation of interest swap, net (Notes 16 and 24)		844		2,298	700	1,905
Retained earnings (Note 14):
Appropriated		8,295,037		7,335,037	6,876,430	6,080,608
Unappropriated		942,859		1,570,828	781,613	1,302,187

Total Stockholders’ Equity		10,726,276		11,426,946	8,891,882	9,472,724

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	18,424,417	~~W~~	18,132,510	$15,273,495	$15,031,510

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Korean won								Translation into U.S. dollars (Note 2)
	2008				2007				2008		2007
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE (Note 22)	~~W~~	2,899,562	~~W~~	8,667,844	~~W~~	2,815,566	~~W~~	8,369,888	$2,403,682	$7,185,480	$2,334,051	$6,938,480

OPERATING EXPENSES (Note 22):
Labor cost		(75,095)		(311,405)		(102,514)		(323,731)	(62,252)	(258,149)	(84,982)	(268,367)
Commissions paid		(1,107,293)		(3,343,114)		(1,008,563)		(2,877,487)	(917,925)	(2,771,379)	(836,080)	(2,385,383)
Depreciation and amortization (Notes 6 and 7)		(471,915)		(1,255,638)		(443,319)		(1,215,252)	(391,209)	(1,040,900)	(367,503)	(1,007,421)
Network interconnection		(258,377)		(764,783)		(250,221)		(737,919)	(214,190)	(633,991)	(207,429)	(611,721)
Leased line		(94,291)		(294,122)		(95,287)		(291,550)	(78,165)	(243,822)	(78,991)	(241,689)
Advertising		(72,276)		(200,064)		(70,027)		(197,454)	(59,915)	(165,849)	(58,051)	(163,686)
Research and development		(51,885)		(155,206)		(53,388)		(15,782)	(43,012)	(128,663)	(44,258)	(125,824)
Rent		(60,645)		(170,552)		(52,046)		(148,788)	(50,274)	(141,384)	(43,145)	(123,342)
Frequency usage		(40,642)		(122,059)		(41,427)		(122,750)	(33,691)	(101,185)	(34,342)	(101,757)
Repair		(38,125)		(111,483)		(39,049)		(109,038)	(31,605)	(92,417)	(32,371)	(90,390)
Cost of goods sold		(15,445)		(53,477)		(19,885)		(46,836)	(12,804)	(44,331)	(16,484)	(38,826)
Other		(109,458)		(294,883)		(103,229)		(286,477)	(90,738)	(244,453)	(85,575)	(237,486)

Sub-total		(2,395,447)		(7,076,786)		(2,278,955)		(6,509,064)	(1,985,780)	(5,866,523)	(1,889,211)	(5,395,892)

OPERATING INCOME		504,115		1,591,058		536,611		1,860,824	417,902	1,318,957	444,840	1,542,588

OTHER INCOME:
Interest income (Note 3)		21,356		61,840		19,587		54,415	17,704	51,264	16,237	45,109
Dividends		6,203		52,071		6,203		21,096	5,142	43,166	5,142	17,488
Rent income		5,958		19,481		6,122		21,096	4,939	16,149	5,142	17,488
Commissions (Note 22)		5,635		14,005		4,357		27,245	4,671	11,610	3,612	22,586
Reversal of allowance for doubtful accounts		105		242		37		476	87	201	31	395
Foreign exchange and translation gains		198,113		371,281		2,551		2,879	164,232	307,785	2,115	2,387
Equity in earnings of affiliates (Notes 2 and 4)		10,140		32,079		254,871		271,166	8,406	26,593	211,283	224,792
Gain on disposal of investment assets (Notes 3)		—		14,467		72		2,002	—	11,993	60	1,660
Gain on disposal of property and equipment and intangible assets		268		1,244		712		6,430	222	1,031	590	,330
Gain on transactions and valuation of currency swap (Note 24)		138,888		156,213		22,645		22,645	115,136	129,498	18,772	18,772

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	Three months	Nine months	Three months	Nine months	Three months	Nine months	Three months	Nine months
	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30
	(In millions except for per share data)				(In thousands except for per share data)
Gain on conversion of convertible bonds	—	—	373,140	373,140	—	—	309,326	309,326
Gain on repayment of bonds	—	—	3,346	3,346	—	—	2,774	2,774
Other	4,476	10,779	5,838	9,180	3,711	8,935	4,773	7,609

Sub-total	391,142	733,702	699,481	815,116	324,250	608,225	579,857	675,716

(Continued)
SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	Three months	Nine months	Three months	Nine months	Three months	Nine months	Three months	Nine months
	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30
	(In millions except for per share data)				(In thousands except for per share data)

OTHER EXPENSES:
Interest and discounts	(66,543)	(182,148)	(54,020)	(162,432)	(55,163)	(150,997)	(44,782)	(134,653)
Donations	(6,091)	(35,512)	(4,722)	(32,298)	(5,049)	(29,439)	(3,914)	(26,774)
Foreign exchange and translation losses	(58,930)	(102,925)	(14,887)	(15,333)	(48,852)	(85,323)	(12,341)	(12,711)
Loss on valuation of short-term investment securities (Note 3)	(1,448)	(3,607)	—	—	(1,200)	(2,990)	—	—
Equity in losses of affiliates (Notes 2 and 4)	(51,974)	(168,868)	(63,984)	(174,069)	(43,085)	(139,988)	(53,042)	(144,300)
Impairment loss on investment securities	—	—	(2,036)	(4,386)	—	—	(1,688)	(3,636)
Loss on disposal of investment assets	(1,895)	(7,897)	—	(9)	(1,571)	(6,546)	—	(7)
Loss on disposal of property, equipment and intangible assets	(4,373)	(22,427)	(7,371)	(21,149)	(3,625)	(18,592)	(6,110)	(17,532)
Impairment loss on assets	—	—	(369)	(369)	—	—	(306)	(306)
Loss on transactions and valuation of currency swap (Note 24)	(242,728)	(352,662)	(17,791)	(19,559)	(201,217)	(292,350)	(14,748)	(16,214)
External research and development cost	(18,030)	(53,924)	(17,769)	(55,956)	(14,947)	(44,702)	(14,730)	(46,386)
Other	(1,539)	(6,799)	(1,955)	(7,749)	(1,276)	(5,637)	(1,621)	(6,425)

Sub-total	(453,551)	(936,769)	(184,904)	(493,309)	(375,985)	(776,564)	(153,282)	(408,944)

ORDINARY INCOME	441,706	1,387,991	1,051,188	2,182,631	366,167	1,150,618	871,415	1,809,360

	Korean won								Translation into U.S. dollars (Note 2)
	2008				2007				2008		2007
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions except for per share data)								(In thousands except for per share data)

INCOME BEFORE INCOME TAX		441,706		1,387,991		1,051,188		2,182,631	366,167	1,150,618	871,415	1,809,360

PROVISION FOR INCOME TAX (Note 16)		(108,066)		(373,456)		(274,369)		(606,228)	(89,585)	(309,588)	(227,447)	(502,552)

NET INCOME (Note 17)	~~W~~	333,640	~~W~~	1,014,535	~~W~~	776,819	~~W~~	1,576,403	$276,582	$841,030	$643,968	$1,306,808

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 18)	~~W~~	4,583	~~W~~	13,940	~~W~~	10,690	~~W~~	21,693	$3.80	$11.56	$8.86	$17.98

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 18)	~~W~~	4,539	~~W~~	13,798	~~W~~	10,502	~~W~~	21,338	$3.76	$11.44	$8.71	$17.69

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		Stockholders’
	stock		surplus		adjustments	income		earnings		equity
(In millions of Korean won)
Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,962,699	(~~W~~2,019,568)	~~W~~	473,904	~~W~~	7,844,753	~~W~~	9,306,427
Cumulative effect of change in accounting policies (Notes 2 and 13)		—		(10,778)	—		239		—		(10,539)

Adjusted balance, January 1, 2007		44,639		2,951,921	(2,019,568)		474,143		7,844,753		9,295,888
Cash dividends		—		—	—		—		(508,672)		(508,672)
Interim dividends (Note 20)		—		—	—		—		(72,668)		(72,668)
Net income		—		—	—		—		1,576,403		1,576,403
Conversion of convertible bonds		—		(2,847)	—		—		—		(2,847)
Stock options		—		3,246	(3,246)		—		—		—
Difference between the acquisition cost and the net book value incurred from the transactions between under common control companies		—		(25,392)	—		—		—		(25,392)
Loss on disposal of treasury stock (Note 15)		—		—	337		—		—		337
Unrealized gain on valuation of long-term investment securities (Notes 3 and 16)		—		—	—		721,539		—		721,539
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 16)		—		—	—		16,484		—		16,484
Loss on valuation of currency swap, net (Notes 16 and 24)		—		—	—		5,114		—		5,114
Loss on valuation of interest swap, net (Notes 16 and 24)		—		—	—		1,759		—		1,759

Balance, September 30, 2007	~~W~~	44,639	~~W~~	2,926,928	(~~W~~2,022,477)	~~W~~	1,219,039	~~W~~	8,839,816	~~W~~	11,007,945

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,939,353	(~~W~~2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485
Cumulative effect of change in accounting policies (Note 2)		—		(15,432)	—		4,893		—		(10,539)

Adjusted balance, January 1, 2008		44,639		2,923,921	(2,041,578)		1,594,099		8,905,865		11,426,946
Cash dividends		—		—	—		—		(609,711)		(609,711)
Interim dividends (Note 20)		—		—	—		—		(72,793)		(72,793)
Net income		—		—	—		—		1,014,535		1,014,535
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Notes 2 and 13)		—		(60,067)	—		—		—		(60,067)
Treasury stock (Note 15)		—		—	49,401		—		—		49,401
Loss on disposal of treasury stock (Note 15)		—		—	(6,275)		—		—		(6,275)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 16)		—		—	—		(997,105)		—		(997,105)
Equity in other comprehensive income changes of affiliate, net (Notes 2, 4 and 16)		—		—	—		(23,068)		—		(23,068)
Loss on valuation of currency swap, net (Notes 16 and 24)		—		—	—		5,867		—		5,867
Loss on valuation of interest swap, net (Notes 16 and 24)		—		—	—		(1,454)		—		(1,454)

Balance, September 30, 2008	~~W~~	44,639	~~W~~	2,863,854	(~~W~~1,998,452)	~~W~~	578,339	~~W~~	9,237,896	~~W~~	10,726,276

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	Stockholders'
	stock	surplus	adjustments	income	earnings	equity
(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2007	$37,005	$2,456,022	($1,674,183)	$392,857	$6,503,153	$7,714,854
Cumulative effect of change in accounting policies (Notes 2 and 13)	—	(8,935)	—	198	—	(8,737)

Adjusted balance, January 1, 2007	37,005	2,447,087	(1,674,183)	393,055	6,503,153	7,706,117
Cash dividends	—	—	—	—	(421,680)	(421,680)
Interim dividends (Note 20)	—	—	—	—	(60,240)	(60,240)
Net income	—	—	—	—	1,306,808	1,306,808
Conversion of convertible bonds	—	(2,360)	—	—	—	(2,360)
Stock options	—	2,691	(2,691)	—	—	—
Difference between the acquisition cost and the net book value incurred from the transactions between under common control companies	—	(21,049)	—	—	—	(21,049)
Loss on disposal of treasury stock (Note 15)	—	—	279	—	—	279
Unrealized gain on valuation of long-term investment securities, net (Notes 3 and 16)	—	—	—	598,142	—	598,142
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 16)	—	—	—	13,665	—	13,665
Loss on valuation of currency swap, net (Notes 16 and 24)	—	—	—	4,239	—	4,239
Loss on valuation of interest swap, net (Notes 16 and 24)	—	—	—	1,458	—	1,458

Balance, September 30, 2007	$37,005	$2,426,369	($1,676,595)	$1,010,559	$7,328,041	$9,125,379

Balance, January 1, 2008	$37,005	$2,436,668	($1,692,430)	$1,317,423	$7,382,795	$9,481,461
Cumulative effect of change in accounting policies (Note 2)	—	(12,793)	—	4,056	—	(8,737)

Adjusted balance, January 1, 2008	37,005	2,423,875	(1,692,430)	1,321,479	7,382,795	9,472,724
Cash dividends	—	—	—	—	(505,439)	(505,439)
Interim dividends (Note 20)	—	—	—	—	(60,343)	(60,343)
Net income	—	—	—	—	841,030	841,030
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note 13)	—	(49,794)	—	—	—	(49,794)
Treasury stock (Note 15)	—	—	40,953	—	—	40,953
Loss on disposal of treasury stock (Note 15)	—	—	(5,202)	—	—	(5,202)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 16)	—	—	—	(826,582)	—	(826,582)
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 16)	—	—	—	(19,123)	—	(19,123)
Loss on valuation of currency swap, net (Notes 16 and 24)	—	—	—	4,863	—	4,863
Loss on valuation of interest swap, net (Notes 16 and 24)	—	—	—	(1,205)	—	(1,205)

Balance, September 30, 2008	$37,005	$2,374,081	($1,656,679)	$479,432	$7,658,043	$8,891,882

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of September 30, 2008, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,702,982	63.68
Treasury stock	8,400,708	10.35

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements with the exception of item 2b below.
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,206.30 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended September 30, 2008. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

b.	Adoption of Amended Statements of Korea Accounting Standards (“SKAS”)

The amended SKAS No. 15 — “Investments in Associates” which is effective January 1, 2008, clarifies that parent company share of net income and net assets of investments in associates in the non-consolidated financial statements is required to agree to the parent’s proportional shares in the consolidated financial statements except in the case that the application of equity method to the subsidiaries is suspended when the carrying amount of the equity securities of subsidiaries is below zero.

In accordance with the adoption of the amended SKAS No. 15 — “Investments in Associates”, the difference between the additional investments and the Company’s proportional shares of the investee’s net assets when the ownership increases (decreases) by additional acquisition (disposal) without losing the control over the subsidiaries is recorded as capital surplus, which had been recorded as accumulated other comprehensive income (loss) through end of 2007.

In addition, the amended SKAS No.15 — “Investment in Associates” is applied retroactively. Therefore, the 2007 financial statements presented comparatively are restated, which results in the decrease in equity securities accounted for using the equity method, capital surplus, other comprehensive income of affiliates and other comprehensive loss of affiliates as of December 31, 2007 by ~~W~~10,539 million, ~~W~~15,432 million, ~~W~~7,824 million and ~~W~~12,717 million, respectively.

c.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion and merchandise for e-commerce business are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains a perpetual inventory system, which is adjusted to physical inventory counts performed at year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and nine months ended September 30, 2008 and 2007. The Company did not perform physical inventory count on September 30, 2008.

d.	Handset Subsidies

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See Note 23).

e.	Valuation of Long-term Accounts Receivable — Other

Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

e.	Long-term Accounts Receivable — Other

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.83% as of September 30, 2008). On March 20, 2008, ~~W~~110,000 million was paid and the future payment obligations are ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. September 30, 2008, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~1,742 million and ~~W~~17,467 million, respectively.

3.	INVESTMENT SECURITIES
     a. Short-term Investment Securities
Short-term investment securities as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008						December 31, 2007
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (Note a)	~~W~~	435,000	~~W~~	430,190	~~W~~	430,190	~~W~~	633,911
Current portion of long-term investment securities (Note b)		20,236		20,227		20,227		99,858

Total	~~W~~	455,236	~~W~~	450,417	~~W~~	450,417	~~W~~	733,769

(Note a)	The Company’s trading securities are all beneficiary certificates as of September 30, 2008, and the difference between the fair value and acquisition cost was recorded in other expenses as loss on valuation of short-term investment securities.

(Note b)	The difference between the fair value and acquisition cost are accounted for as accumulated other comprehensive income in gain (loss) on valuation of available for sale equity securities [see Note 3.b-(3)].
     b. Long-term Investment Securities
Long-term investment securities as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008		December 31, 2007

Available-for-sale equity securities	~~W~~	3,530,476	~~W~~	4,675,021
Available-for-sale debt securities		27,123		466,230

Total		3,557,599		5,141,251
Less: current portion		(20,227)		(99,858)

Long-term portion	~~W~~	3,537,372	~~W~~	5,041,393

     b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008								Carrying amount
	Number of	Percentage	Acquisition						September		December
	shares	(%)	cost			Fair value			30, 2008		31, 2007
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781		~~W~~	6,056		~~W~~	6,056	~~W~~	8,629
SK Broadband Co., Ltd. (formely hanarotelecom incorporated )	—	—		—			—	(Note a)		—		116,525
KRTnet Corporation	234,150	4.4		1,171			1,555			1,555		2,470
POSCO Corp.	2,481,310	2.8		332,662			1,096,739			1,096,739		1,426,753
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695			124			124		228
extended Computing Environment Co., Ltd.	133,333	3.0		10			64			64		905
nTels Co., Ltd.	205,200	6.2		34			605			605		1,525
Qualcomm Inc.	55,805	0.1		2,756			2,848			2,848		2,060
China Unicom Ltd.	899,745,075	6.6		1,333,009			1,594,114	(Note b)		1,594,114		1,936,840

Sub-total				1,677,118			2,702,105			2,702,105		3,495,935

(Investments in non-listed companies)
LG Powercomm Co., Ltd.	6,000,000	5.0		240,243			71,538	(Note c)		71,538		89,422
SK C&C Co., Ltd.	6,000,000	30.0		501,651			698,172	(Note d)		698,172		1,037,604
Eonex Technologies Inc.	144,000	12.3		3,600	(Note e)					4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(Note e)					13,964		13,964
Others				124,718	(Notes e&f)					26,837		16,700

Sub-total				884,176						815,104		1,162,283

(Investments in funds)
Others				13,267	(Note e)					13,267		16,803

Sub-total				13,267						13,267		16,803

Total			~~W~~	2,574,561					~~W~~	3,530,476	~~W~~	4,675,021

(Note a)	In the first quarter of 2008, the Company acquired additional 91,406,249 shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) common stock which increased the Company’s ownership from 4.6% to 43.4%. As the Company’s ownership in such investees increased to more than 20% and the Company can exercise significant influence, the investment in common stock of SK Broadband Co., Ltd. was reclassified to equity securities accounted for using the equity method from available-for-sale equity securities.

(Note b)	In accordance with the resolution of the Company’s board of directors on August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stock and reclassified to available-for sale equity securities from available-for-sale debt securities.

(Note c)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~122,311 million (net of tax effect of ~~W~~46,394 million) and ~~W~~109,345 million (net of tax effect of ~~W~~41,476 million) as of September 30, 2008 and December 31, 2007, respectively, were recorded as accumulated other comprehensive loss.

(Note d)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the three months ended December 31, 2007, as SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totals ~~W~~255,067 million (net of tax effect of ~~W~~96,749 million) and ~~W~~501,155 million (net of tax effect of ~~W~~190,093 million) as of September 30, 2008 and December 31, 2007, respectively.

(Note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(Note f)	During the year ended December 31, 2007, the investment in common stock of Pantech Co., Ltd. was reclassified to available-for-sale equity securities from equity securities accounted for using the equity method as the Company no longer exercise significant influence over the investee as a result of Pantech’s 20 to 1 stock consolidation and stock issuances which resulted in the decrease in the Company’s ownership to 0.5% from 22.7%. In addition, the carrying amount of the investment as of September 30, 2008 is nil.

     b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

				Carrying amount
				September 30,		December 31,
	Maturity	Acquisition cost		2008		2007

Public bonds	(Note a)	~~W~~	1,319	~~W~~	1,319	~~W~~	51,341
Currency stabilization bonds	(Note b)		19,995		19,986		49,713
Closed beneficiary certificates (Note c)	October, 2009		4,750		4,818		4,787
Bond-type beneficiary certificates	(Note d)		—		—		359,389
Convertible bonds of Eonex Technologies, Inc.	October, 2008		1,000		1,000		1,000

Total			27,064		27,123		466,230
Less: current portion			(20,236)		(20,227)		(99,858)

Long-term available-for-sale debt securities		~~W~~	6,828	~~W~~	6,896	~~W~~	366,372

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2008 and 2007, and for the three months ended September 30, 2008 and 2007 were ~~W~~3,710 million and ~~W~~3,585 million, ~~W~~954 million and ~~W~~1,233 million, respectively.

(Note a)	The maturities of public bonds as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	September 30, 2008		December 31, 2007

Within one year	~~W~~	241	~~W~~	50,145
Within five years		1,078		1,196

	~~W~~	1,319	~~W~~	51,341

(Note b)	The maturities of currency stabilization bonds as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	September 30, 2008		December 31, 2007

Within one year	~~W~~	19,986	~~W~~	49,713

(Note c)	Returns on the closed beneficiary certificates were accounted for as interest income.

(note d)	The maturities of bond-type beneficiary certificates as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	September 30, 2008		December 31, 2007

Within five years	~~W~~	—	~~W~~	359,389

Bond-type beneficiary certificates (acquisition cost: KRW350,000 million) were all disposed during the nine months ended September 30, 2008 and the Company recorded KRW 14,467 million of gain on disposal of investment assets.
     b-(3). Changes in Unrealized Gains (Losses) on Investments in Equity and Debt Securities
The changes in unrealized gains (losses) on investments in equity and debt securites for the nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2008
				Transferred to
	Beginning		Increase	realized		Ending
	balance		(decrease)	gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	2,847	(~~W~~2,572)	~~W~~	—	~~W~~	275
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(5,152)	—		5,152		—
KRTnet Corporation		1,300	(916)		—		384
POSCO Corp.		1,094,091	(330,014)		—		764,077
DAEA TI Co., Ltd. (formerly Comas Interactive Co., Ltd.)		(1,466)	(105)		—		(1,571)
extended Computing Environment Co., Ltd.		895	(841)		—		54
nTels Co., Ltd.		1,490	(919)		—		571
Qualcomm Inc. Ltd.		(696)	788		—		92
China Unicom Ltd.		599,012	(679,615)		—		(80,603)
LG Powercomm Co., Ltd.		(150,820)	(17,885)		—		(168,705)
SK C&C Co., Ltd.		691,248	(339,432)		—		351,816
Eonex Technologies Inc.		2,011	—		—		2,011
Public bonds		(205)	205		—		—
Currency stabilization bonds		(235)	226		—		(9)
Beneficiary certificates		9,389	(9,389)		—		—

Sub-total		2,243,709	(1,380,469)		5,152		868,392
Less tax effect		(617,020)	379,629		(1,417)		(238,808)

Total	~~W~~	1,626,689	(~~W~~1,000,840)	~~W~~	3,735	~~W~~	629,584

	For the nine months ended September 30, 2007
					Transferred to
			Increase/		realized		Ending
	Beginning balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	896	~~W~~	—	~~W~~	1,012
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(33,096)		9,720		—		(23,376)
KRTnet Corporation		1,346		316		—		1,662
China Unicom Ltd.		—		396,474				396,474
POSCO Corp.		434,063		903,197		—		1,337,260
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		110		—		(1,501)
extended Computing Environment Co., Ltd.		866		(40)		—		826
LG Powercomm Co., Ltd.		(159,873)		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		12		(214)		—		(202)
Public bonds		(5)		(190)		—		(195)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—
Beneficiary certificates		—		4,606		—		4,606

Sub-total		563,477		1,522,970		(527,743)		1,558,704
Less: tax effect		(154,956)		(418,817)		145,129		(428,644)

Total	~~W~~	408,521	~~W~~	1,104,153		(~~W~~382,614)	~~W~~	1,130,060

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method of accounting as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			September		December
	of shares	(%)	cost		value			30, 2008		31, 2007

SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	102,451,249	43.4	~~W~~	1,209,629	~~W~~	636,713	(Note a)	~~W~~	1,181,138	~~W~~	—
SK Communications Co., Ltd.	28,029,945	64.8		175,441		140,683			152,723		149,850
SK Telink Co., Ltd.	943,997	90.8		5,296		109,034			109,034		97,136
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		102,348	(Note b)		102,348		—
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		14,798			30,085		30,237
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		3,306			3,820		3,851
TU Media Corp.	28,538,064	44.2		206,980		17,418	(Note c)		17,418		5,527
Aircross Co., Ltd.	1,575,000	100.0		2,440		5,010			5,010		5,967
IHQ, Inc.	14,960,784	37.1		51,846		14,709			29,852		38,911
Ntreev Soft Co., Ltd.	2,064,970	66.7		33,120		8,197			8,941		13,220
Baba Club	—	—		—		—	(Note d)		—		1,733
Commerce Planet Co., Ltd.	26,396	100.0		14,344		4,289	(Note d)		7,580		6,266
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	9,582,321	60.0		27,874		17,814			19,242		21,415
Harex Info Tech, Inc.	225,000	21.2		3,375		417			855		1,118
SK Mobile	—	20.0		4,930		2,110	(Note e)		2,110		3,272
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		111,045			111,045		101,412
Skytel Co., Ltd.	1,756,400	26.4		2,159		7,744			7,744		7,797
SK China Company Ltd.	—	20.7		3,195		1,222			137		—
SK Telecom China Co., Ltd.	—	100.0		7,340		7,157			7,157		7,154
TR Entertainment	13,542,553	42.2		10,953		2,954	(Note f)		10,214		—
ULand Company Ltd.	14,100,100	70.1		17,511		5,224			9,275		5,290
SK Telecom USA Holdings, Inc.	1,000	100.0		435,766		83,656	(Note g)		83,656		63,023
SKT Americas, Inc. (formerly SK Telecom International, Inc.)	109	100.0		17,467		27,190			27,190		26,454
SK Telecom China Holding Co., Ltd.	—	100.0		23,293		30,577	(Note c)		30,577		19,070
SK USA, Inc.	49	49.0		3,184		3,140			3,140		3,140
Helio, LLC.	794,375	0.5		1,342		116			116		333
Korea IT Fund	190	63.3		190,000		214,517			214,517		210,568
Centurion IT Investment Association	—	—		—		—	(Note h)		—		2,463
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		5,607			5,607		5,607
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		8,179			8,179		8,517
SK-KTB Music Investment Fund	297	74.3		14,850		13,878			13,878		13,367
IMM Cinema Fund	120	45.6		12,000		8,364			8,364		9,089
Michigan Global Cinema Fund	40	36.4		4,000		3,542			3,542		3,542
3rd Fund of Isu Entertainment	25	31.3		2,500		1,690			1,690		1,690
Cyworld China Holdings	10,500,000	53.8		10,272		4,041	(Note i)		4,041		—
Magic Tech Network	4,500	30.0		8,384		2,313	(Note j)		8,081		—
SKT Global Investment B.V.I.O.	—	100.0		26,044		26,044	(Note k)		26,044		—
SKY Property Mgmt. Ltd.	—	50.4		178,427		178,427	(Note l)		178,427		—
Other investments in affiliates				37,129		—	(Note m)		37,129		21,614

Total			~~W~~	3,167,187				~~W~~	2,469,906	~~W~~	888,633

(Note a)	During the nine months ended September 30, 2008, the Company acquired additional 91,406,249 common shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) which increased the Company’s ownership from 4.6% to 43.4%. As the Company’s ownership in SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) increased to more than 20% and the Company can exercise significant influence, the investment in common stock of hanarotelecom incorporated was reclassified to equity securities accounted for using the equity method from available-for-sale equity securities.

(Note b)	During the nine months ended September 30, 2008, the Company acquired 5,000,000 shares of SK Marketing & Company Co., Ltd. As a result, the Company holds 50.0% ownership in SK Marketing & Company Co. Ltd.

(Note c)	During the nine months ended September 30, 2008, the Company additionally invested ~~W~~55,000 million in TU Media Corp. which increased the Company’s ownership from 32.7% to 44.2% and invested ~~W~~4,223 million in SK Telecom China Holding Co., Ltd.

(Note d)	During the nine months ended September 30, 2008, Baba Club was merged into Commerce Planet Co., Ltd.

(Note e)	During the nine months ended September 30, 2008, the Company additionally invested ~~W~~2,004 million (7%) and 30% of its shares of SK Mobile were sold. As a result, the Company recorded a loss of ~~W~~2 million.

(Note f)	During the nine months ended September 30, 2008, the Company acquired 13,542,553 shares of TR Entertainment. As a result, the Company holds 42.2% ownership in TR Entertainment.

(Note g)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$ 99.26 million and US$ 79.5 million in SK Telecom USA Holdings, Inc. for the nine months ended September 30, 2008 and 2007, respectively.

(Note h)	During the nine months ended September 30, 2008, Centurion IT Investment Association was fully liquidated.

(Note i)	During the nine months ended September 30, 2008, the Company acquired 10,500,000 shares of Cyworld China Holdings. As a result, the Company holds 53.8% ownership in Cyworld China Holdings.

(Note j)	During the nine months ended September 30, 2008, the Company acquired 4,500 shares of Magic Tech Network. As a result, the Company holds 30.0% ownership in Magic Tech Network.

(Note k)	During the nine months ended September 30, 2008, the Company established in SKT Global Investment B.V.I.O. and holds 100% ownership for the investee.

(Note l)	During the nine months ended September 30, 2008, the Company acquired 50.4% of equity interest in SKY Property Mgmt Ltd.

(Note m)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

		For the nine months ended September 30, 2008
							Equity in
						Equity in	capital surplus						Other
		Beginning				earnings	and capital		Capital		Dividend		increase		Ending
		balance		Acquisition		(losses)	adjustments		Surplus		received		(decrease)		balance

SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	(Notes a and d)	~~W~~	—	~~W~~	1,093,104	(~~W~~31,964)	~~W~~	3,473	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,181,138
SK Communications Co., Ltd.	(Note a)		149,850		—	(5,991)		8,864		—		—		—		152,723
SK Telink Co., Ltd.	(Notes a and c)		97,136		—	17,905		(60)		—		(5,947)		—		109,034
SK Marketing & Company Co. Ltd	(Note a)		—		190,000	6,226		(93,878)		—		—		—		102,348
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—	(989)		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,237		—	(111)		406		—		(447)		—		30,085
Global Credit & Information Co., Ltd.	(Note b)		3,851		—	(31)		—		—		—		—		3,820
TU Media Corp.	(Notes a and h)		5,527		55,000	(12,467)		—		(30,642)		—		—		17,418
Aircross Co., Ltd.	(Note b)		5,967		—	(939)		(18)		—		—		—		5,010
IHQ, Inc.	(Note a)		38,911		—	(8,657)		(402)		—		—		—		29,852
Ntreev Soft Co., Ltd.	(Note a)		13,221		—	(4,418)		138		—		—		—		8,941
Baba Club	(Notes b and e)		1,733		—	—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Notes b and e)		6,266		—	(419)		—		—		—		1,733		7,580
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	(Note a)		21,415		—	562		(2,735)		—		—		—		19,242
Harex Info Tech, Inc.	(note b)		1,118		—	(263)		—		—		—		—		855
SK Mobile	(Notes b and g)		3,272		2,004	—		—		—		—		(3,166)		2,110
SKT Vietnam PTE Ltd.	(Notes a and h)		101,412		—	(14,635)		24,339		(71)		—		—		111,045
Skytel Co., Ltd.	(Note b)		7,797		—	(52)		(1)		—		—		—		7,744
SK China Company Ltd.	(Note b)		—		—	54		83		—		—		—		137
SK Telecom China Co., Ltd.	(Note b)		7,154		—	3		—		—		—		—		7,157
TR Entertainment	(Note a)		—		10,954	(1,318)		578		—		—		—		10,214
ULand Company Ltd.	(Note a)		5,290		—	2,367		1,618		—		—		—		9,275
SK Telecom USA Holdings, Inc.	(Notes a and h)		63,023		99,141	(83,282)		27,762		(22,988)		—		—		83,656
SKT Americas, Inc, (formerly SK Telecom International, Inc.)	(Note b)		26,454		—	431		305		—		—		—		27,190
SK Telecom China Holding Co., Ltd.	(Note a)		19,070		4,223	(980)		8,264		—		—		—		30,577
SK USA, Inc.	(Note b)		3,140		—	—		—		—		—		—		3,140
Helio, LLC & Inc.	(Notes a, b and h)		333		—	(572)		15		340		—		—		116
Korea IT Fund	(Note a)		210,568		—	4,530		(581)		—		—		—		214,517
Centurion IT Investment Association	(Note f)		2,463		—	—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note b)		5,607		—	—		—		—		—		—		5,607
2nd Music Investment Fund of SK-PVC	(Note b)		8,517		—	(338)		—		—		—		—		8,179
SK-KTB Music Investment Fund	(Note a)		13,367		—	(412)		923		—		—		—		13,878
IMM Cinema Fund	(Note a)		9,089		—	(725)		—		—		—		—		8,364
Michigan Global Cinema Fund	(Note b)		3,542		—	—		—		—		—		—		3,542
3rd Fund of Isu Entertainment	(Note b)		1,690		—	—		—		—		—		—		1,690
Cyworld China Holdings	(Notes b and h)		—		10,272	—		—		(6,231)		—		—		4,041
Magic Tech Network	(Note b)		—		8,384	(303)		—		—		—		—		8,081
SKT Global Investment B.V.I.O.	(Note b)		—		26,044	—		—		—		—		—		26,044
SKY Property Mgmt. Ltd.	(Note b)		—		178,427	—		—		—		—		—		178,427

Total		~~W~~	867,020		1,677,553	(136,788)		(20,907)		(59,592)		(6,394)		110,896	~~W~~	2,432,777

Less six months ended June 30, 2008					1,428,117	(94,954)		(104,211)		(30,373)		(6,394)		114,062

Three months ended September 30, 2008				~~W~~	249,436	(~~W~~41,834)	~~W~~	83,304		(~~W~~29,219)	~~W~~	—		(~~W~~3,166)

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2008. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

i) obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii) checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii) performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2007 as information as of September 30, 2008 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2008 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., which were deducted from the carrying amount of equity method securities.

(Note d)	Other increase in investments in SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) represents the reclassification from available-for-sale securities to equity securities accounted for using the equity method.

(Note e)	Other increase (decrease) in investments in Commerce Planet Co., Ltd. (Baba Club) resulted from the merger of Baba Club into Commerce Planet Co., Ltd.

(Note f)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from the full liquidation of Centurion IT Investment Association.

(Note g)	Other decrease in investments in equity securities of SK Mobile represent disposal.

(Note h)	The increase (decrease) of capital surplus of TU Media Corp., SKT Vietnam PTE Ltd., SK Telecom USA Holdings, Inc., Helio, Inc. and Cyworld China Holdings resulted from the difference between the changed amount of investments and net assets proportional to the Company’s equity ratio as a result of the change in the Company’s ownership percentage of the investees.

		For the nine months ended September 30, 2007
								Equity in
						Equity in		capital surplus and						Other
		Beginning				earnings		and capital		Capital		Dividend		increase		Ending
		balance		Acquisition		(losses)		adjustments		Surplus		received		(decrease)		balance

SK Communications Co., Ltd		~~W~~	167,736	~~W~~	—		(~~W~~21,630)	~~W~~	21,011	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	167,117
SK Telink Co., Ltd.			86,284		—		9,454		(198)		—		(4,493)		—		91,047
SK C&C Co., Ltd.			272,554		—		253,111		4,391		—		(1,260)		—		528,796
STIC Ventures Co., Ltd.	(Note a)		8,651		—		(40)		(239)		—		—		(8,372)		—
Paxnet Co., Ltd.			30,807		—		107		6		—		(727)		—		30,193
Global Credit & Information Co., Ltd.	(Note a)		3,704		—		(31)		—		—		—		—		3,673
TU Media Corp.			7,016		32,368		(17,434)		(36)		—		—		334		22,248
Aircross Co., Ltd.	(Note a)		1,713		2,140		(235)		—		—		—		—		3,618
IHQ, Inc.			38,938		10,000		(7,894)		5,850		(4,803)		—		(2)		42,089
Ntreev Soft Co., Ltd.			—		33,120		1,593		(1,638)		(5,188)		—		(15,400)		12,487
Baba Club	(Note a)		—		3,970		(245)		—		—		—		(1,994)		1,731
Commerce Planet Co., Ltd.	(Note a)		—		10,373		(431)		—		—		—		(4,098)		5,844
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)			25,995		—		(2,984)		(270)		—		—		—		22,741
Harex Info Tech, Inc.	(Note a)		1,835		—		(293)		—		—		—		—		1,542
SK Mobile			4,643		—		(956)		106		—		—		—		3,793
SKT Vietnam PTE Ltd.			118,100		—		(11,136)		(1,012)		—		—		—		105,952
Skytel Co., Ltd.	(Note a)		6,009		—		170		(356)		—		(654)		—		5,169
SK China Company Ltd.	(Note a)		93		—		(112)		19		—		—		—		—
SK Telecom China Co., Ltd.	(Note a)		6,536		—		(24)		—		—		—		—		6,512
ULand Company Limited.			6,761		—		(2,565)		289		—		—		—		4,485
SK Telecom USA Holdings, inc.			77,786		73,536		(105,142)		(101)		—		—		—		46,079
SKT Americas, Inc, (formerly SK Telecom International, Inc.)			25,146		—		831		(294)		—		—		—		25,683
SK Telecom China Holding Co., Ltd.	(Note a)		—		4,168		—		—		—		—		—		4,168
SK USA, Inc.	(Note a)		2,969		—		48		(1)		—		—		—		3,016
Helio, Inc.			1,100		242		(1,412)		2		—		—		68		—
Korea IT Fund			193,060		—		5,854		(761)		—		—		—		198,153
Centurion IT Investment Association	(Note a)		3,262		—		(64)		(477)		—		—		(900)		1,821
1st Music Investment Fund of SK-PVC	(Note a)		7,186		—		—		—		—		—		—		7,186
2nd Music Investment Fund of SK-PVC	(Note a)		8,238		—		—		—		—		—		—		8,238
SK-KTB Music Investment Fund			15,311		—		(226)		(1,356)		—		—		—		13,729
IMM Cinema Fund			11,569		—		(1,217)		27		—		—		—		10,379
Michigan Global Cinema Fund	(Note a)		3,773		—		—		—		—		—		—		3,773
3rd Fund of Isu Entertainment	(Note a)		2,419		—		—		—		—		—		—		2,419

Total		~~W~~	1,139,194		169,917		97,097		24,962		(9,991)		(7,134)		(30,364)	~~W~~	1,383,681

Less six months ended June 30, 2007					52,793		(93,790))		198,597		(9,991)		(7,134)		(376)

Three months ended September 30, 2007				~~W~~	117,124	~~W~~	190,887		(~~W~~173,635)	~~W~~	—	~~W~~	—		(~~W~~29,988)

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2006 as information as of September 30, 2007 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2007 was immaterial.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2008
	Beginning		Increase			Ending
	balance		(decrease)		Amortization	balance
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	~~W~~	—	~~W~~	565,174	(~~W~~20,749)	~~W~~	544,425
SK Communications Co., Ltd.		21,019		(8,005)	(669)		12,345
Paxnet Co., Ltd.		16,091		—	(804)		15,287
Global Credit & Information Co., Ltd.		545		—	(32)		513
IHQ, Inc.		19,274		—	(4,130)		15,144
Ntreev Soft Co., Ltd.		1,282		(92)	(446)		744
Baba Club		2,504		(2,504)	—		—
Commerce Planet Co., Ltd.		3,950		—	(658)		3,292
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		2,039		—	(612)		1,427
Harex Info Tech, Inc.		701		—	(263)		438
Uland Company Ltd.		4,245		—	(193)		4,052
TR Entertainment		—		8,066	(807)		7,259
Magic Tech Network		—		6,071	(303)		5,768

Total	~~W~~	71,650		568,710	(29,666)	~~W~~	610,694

Less six months ended June 30, 2008				569,224	(12,657)

Three months ended September 30, 2008				(~~W~~514)	(~~W~~17,009)

	For the nine months ended September 30, 2007
	Beginning					Ending
	balance		Increase		Amortization	balance

SK Communications Co., Ltd.	~~W~~	22,417	~~W~~	—	(~~W~~1,048)	~~W~~	21,369
SK C&C Co., Ltd.		4,464		—	(304)		4,160
Paxnet Co., Ltd.		17,164		—	(804)		16,360
Global Credit & Information Co., Ltd.		587		—	(31)		556
TU Media Corp.		784		9,572	(1,083)		9,273
IHQ, Inc.		24,780		—	(4,130)		20,650
Baba Club (Note)		—		2,888	(245)		2,643
Philio Co., Ltd.		—		4,601	(431)		4,170
Seoul Records, Inc.		2,855		—	(612)		2,243
Harex Info Tech, Inc.		1,051		—	(263)		788
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE. Ltd).		384		—	(16)		368
ULand Company Ltd.		4,502		—	(193)		4,309
Helio, Inc.		—		38	(38)		—

Total	~~W~~	78,988		17,099	(9,198)	~~W~~	86,889

Less six months ended June 30, 2007				9,610	(5,540)

Three months ended September 30, 2007			~~W~~	7,489	(~~W~~3,658)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2008
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—		(~~W~~1,888)	~~W~~	304
Uland Company Limited.		2,981		—		(2,981)		—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	6,259		—		(4,869)	~~W~~	1,390

Less six months ended June 30, 2008				—		(4,834)

Three months ended September 30, 2008			~~W~~	—	~~W~~	35

	For the nine months ended September 30, 2007
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance

SK Communications Co., Ltd.	~~W~~	2,913	~~W~~	263	(~~W~~764)	~~W~~	2,412
Uland Company Limited.		—		4,051	—		4,051
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	3,999		4,314	(764)	~~W~~	7,549

Less six months ended June 30, 2007				4,314	(545)

Three months ended September 30, 2007			~~W~~	—	(~~W~~219)

Details of market price of the equity securities accounted for using the equity method as of September 30, 2008 are as follows (In millions of Korean won, except for market price per share):

	Market price		Shares
	per share		owned by the
	(In Korean won)		Company	Market price
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	~~W~~	6,260	102,451,249	~~W~~	641,345
IHQ, Inc.		1,605	14,960,784		24,012
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		4,015	9,582,321		38,473

The condensed financial information of the investees as of and for the nine months ended September 30, 2008 is as follows (In millions of Korean won):

	Total		Total				Net
	Assets		liabilities		Revenue		income (loss)
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated )	~~W~~	2,780,870	~~W~~	1,314,434	~~W~~	1,419,316	(~~W~~32,571)
SK Communications Co., Ltd.		303,112		86,078		164,225	(11.354)
SK Telink Co., Ltd.		184,232		64,110		199,242	19,650
SK Marketing & Company Co. Ltd.		590,096		385,399		63,944	12,453
Paxnet Co., Ltd.		35,506		10,734		24,832	1,273
TU Media Corp.		303,865		264,417		85,722	(31,570)
IHQ, Inc.		57,711		18,055		35,714	(11,989)
Ntreev Soft Co., Ltd.		20,522		8,231		1,805	(418)
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		47,299		17,608		23,245	2,642
SKT Vietnam PTE., Ltd.		178,726		27,273		31	(20,389)
TR Entertainment		7,654		653		—	(1,212)
ULand Company Limited		9,048		1,601		3,701	(1,344)
SK Telecom USA Holdings, Inc.		83,669		13		—	(87,306)
SK Telecom China Holdings		44,492		13,915		7,268	(980)
Korea IT Fund		338,711		—		15,021	7,153
SKT-KTB Music Investment Fund		18,790		81		831	(555)
IMM Cinema Fund		18,331		—		112	(1,590)
5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008 (Note)						December 31,
	Short-term		Long-term		Total		2007 (Note)

Loans to employees’ stock ownership association	~~W~~	1,389	~~W~~	60,248	~~W~~	61,637	~~W~~	34,816
Loans to employees for housing and other		61		62		123		190

Total	~~W~~	1,450	~~W~~	60,310	~~W~~	61,760	~~W~~	35,006

(Note)	On December 26, 2007 and January 23, 2008, the Company loaned ~~W~~31,017 million and ~~W~~29,676 million, respectively, to employees’ stock ownership association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	Useful lives
	(years)	September 30, 2008		December 31, 2007

Land	—	~~W~~	446,094	~~W~~	444,252
Buildings and structures	30,15		1,502,635		1,496,535
Machinery	6		12,863,541		12,395,823
Vehicles	4		20,323		22,541
Other	4		1,024,415		942,375
Construction in progress	—		352,320		292,134

			16,209,328		15,593,660
Less: accumulated depreciation			(11,744,004)		(10,999,247)

Property and equipment, net		~~W~~	4,465,324	~~W~~	4,594,413

The standard value of land declared by the government as of September 30, 2008 and December 31, 2007 are ~~W~~597,765 million and ~~W~~547,524 million, respectively.
Details of change in property and equipment for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2008
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	444,252	~~W~~	96	(~~W~~893)	~~W~~	2,639	~~W~~	—	~~W~~	446,094
Buildings and structures		1,054,484		4,704	(965)		2,897		(42,067)		1,019,053
Machinery		2,495,252		18,168	(3,113)		688,633		(893,960)		2,304,980
Vehicles		3,196		91	(239)		—		(1,354)		1,694
Other		305,095		716,958	(15,438)		(593,203)		(72,229)		341,183
Construction in progress		292,134		247,300	(4,837)		(182,277)		—		352,320

Total	~~W~~	4,594,413		987,317	(25,485)		(81,311)		(1,009,610)	~~W~~	4,465,324

Less six months ended June 30, 2008				584,930	(19,753)		(63,858)		(620,056)

Three months ended September 30, 2008			~~W~~	402,387	(~~W~~5,732)		(~~W~~17,453)		(~~W~~389,554)

	For the nine months ended September 30, 2007
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	462,393	~~W~~	451	(~~W~~14,695)	~~W~~	1,347	~~W~~	—	~~W~~	449,496
Buildings and structures		1,101,232		2,357	(1,178)		2,900		(41,928)		1,063,383
Machinery		2,346,517		45,785	(5,908)		769,845		(863,558)		2,292,681
Vehicles		2,341		1,550	(66)		91		(1,341)		2,575
Other		374,962		731,533	(12,640)		(624,261)		(75,900)		393,694
Construction in progress		130,667		347,921	(369)		(211,443)		—		266,776

Total	~~W~~	4,418,112		1,129,597	(34,856)		(61,521)		(982,727)	~~W~~	4,468,605

Less six months ended June 30, 2007				698,023	(31,930)		(50,671)		(616,878)

Three months ended September 30, 2007			~~W~~	431,574	(~~W~~2,926)		(~~W~~10,850)		(~~W~~365,849)

7.	INTANGIBLE ASSETS

Intangible assets as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008					December 31, 2007
	Acquisition		Accumulated	Carrying		Acquisition		Accumulated	Carrying
	cost		amortization	amounts		cost		amortization	amounts

Goodwill	~~W~~	2,341,625	(~~W~~869,789)	~~W~~	1,471,836	~~W~~	2,341,625	(~~W~~772,378)	~~W~~	1,569,247
Frequency use rights		1,385,120	(512,217)		872,903		1,385,120	(424,818)		960,302
Software development costs		210,843	(200,893)		9,950		207,173	(194,144)		13,029
Computer software		1,123,310	(594,208)		529,102		1,036,432	(450,858)		585,574
Other		132,783	(80,552)		52,231		120,907	(74,117)		46,790

	~~W~~	5,193,681	(~~W~~2,257,659)	~~W~~	2,936,022	~~W~~	5,091,257	(~~W~~1,916,315)	~~W~~	3,174,942

Details of changes in intangible assets for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2008
	Beginning									Ending
	balance		Increase		Decrease		Transfer		Amortization	balance

Goodwill	~~W~~	1,569,247	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~97,411)	~~W~~	1,471,836
Frequency use rights		960,302		—		—		—	(87,399)		872,903
Software development costs		13,029		—		—		4,775	(7,854)		9,950
Computer software		585,574		14,289		(1,761)		75,309	(144,309)		529,102
Other		46,790		10,735		(151)		1,552	(6,695)		52,231

Total	~~W~~	3,174,942		25,024		(1,912)		81,636	(343,668)	~~W~~	2,936,022

Less six months ended June 30, 2008				11,568		(137)		64,062	(228,117)

Three months ended September 30, 2008			~~W~~	13,456		(~~W~~1,775)	~~W~~	17,574	(~~W~~115,551)

	For the nine months ended September 30, 2007
	Beginning										Ending
	balance		Increase		Decrease		Transfer			Amortization	balance
Goodwill	~~W~~	1,692,222	~~W~~	—	~~W~~	—	~~W~~	6,093	(Note)	(~~W~~96,598)	~~W~~	1,601,717
Frequency use rights		1,076,833		—		—		—		(87,398)		989,435
Software development costs		40,707		—		(2,755)		957		(19,432)		19,477
Computer software		555,103		18,988		(4,734)		71,503		(116,856)		524,004
Other		40,294		10,709		(423)		113		(5,191)		45,502

Total	~~W~~	3,405,159		29,697		(7,912)		78,666		(325,475)	~~W~~	3,180,135

Less: six months ended June 30, 2007				12,999		(262)		50,793		(216,443)

Three months ended September 30, 2007			~~W~~	16,698		(~~W~~7,650)	~~W~~	27,873		(~~W~~109,032)

(Note)	The amount represents the goodwill that resulted from the purchase of Baba Club’s and Philio Co., Ltd.’s business for the nine months ended September 30, 2007.
The book value as of September 30, 2008 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,467,064	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	11 years and 6 months
IMT license		796,688	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		70,730	WiBro Service	(Note b)
DMB license		5,486	DMB Service	7 years and 9 months
(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.
(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE

Bonds payable as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual interest	September 30,		December 31,
	year	rate (%)	2008		2007
Domestic general bonds	2008	5.0	~~W~~	—	~~W~~	300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		—
”	2016	5.0		200,000		200,000
”	2018	5.0		200,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		356,310		281,460
Dollar denominated bonds (US$400,000)	2027	6.63		475,080		375,280
Yen denominated bonds		3-month Euro Yen
(JPY 12,500,000)	2012	LIBOR rate +0.55 (note)		143,028		104,166
Convertible bonds (US$229,160)	2009	—		268,415		268,415

Total				2,942,833		2,629,321
Add (Deduct):
Discounts on bonds				(60,595)		(46,138)
Conversion right adjustments				(9,320)		(19,665)
Long-term accrued interest				17,256		17,256

Net				2,890,174		2,580,774
Less portion due within one year, net				(575,445)		(299,614)

Long-term portion			~~W~~	2,314,729	~~W~~	2,281,160

    (Note) The 3-months Euro Yen LIBOR rate as of September 30, 2008 is 1.02%.
All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~203,516 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of September 30, 2008 is 1,324,744 shares. Effective June 30, 2008, the conversion price was changed from ~~W~~204,636 to ~~W~~203,516 and the number of shares to be converted was changed from 1,317,494 shares to 1,324,744 shares due to the payment of annual dividends in accordance with the resolution of the Company’s board of directors on July 18, 2008.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the nine months ended September 30, 2008, no conversion was made. During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid ~~W~~42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with a principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (See Note 15). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

9.	LONG-TERM BORROWINGS

Long-term borrowings as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	September 30,		December 31,
	Lender	maturity year	rate (%) (Note)	2008		2007
Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000		—
”	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000		—
”	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000		—
”	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000		—
”	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000		—
”	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
”	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

Total				US$	100,000	US$	100,000
				~~W~~	700,000	~~W~~	200,000

Equivalent in Korean won				~~W~~	818,770	~~W~~	293,820
Less current portion					—		—

Long-term borrowings				~~W~~	818,770	~~W~~	293,820

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from September 30, 2008 in accordance with the loan agreement.

(Note) At September 30, 2008, the 91 days CD yield and the 6M LIBOR rate are 5.83% and 3.98%, respectively.

10.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		September 30, 2008		December 31, 2007
Cellular	~~W~~	200,000	~~W~~	4,793	~~W~~	6,426

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
11.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements made between SK C&C Co., Ltd. and HP Financial Service before FY 2007. As all capital lease agreements expired during the nine months ended September 30, 2008, there are no capital lease assets or liabilities as of September 30, 2008. In addition, details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the nine months ended September 30, 2008 and as of and for the year ended December 31, 2007 are as follows (In millions of Korean won):

		September 30, 2008		December 31, 2007
Acquisition cost	Office equipment	~~W~~	—	~~W~~	8,271
	Computer software		—		5,728

		~~W~~	—	~~W~~	13,999

Accumulated depreciation	Office equipment	~~W~~	—	~~W~~	6,509
	Computer software		—		2,387

		~~W~~	—	~~W~~	8,896

Carrying amounts	Office equipment	~~W~~	—	~~W~~	1,761
	Computer software		—		3,342

		~~W~~	—	~~W~~	5,103

Depreciation expenses	Office equipment	~~W~~	—	~~W~~	1,970
	Computer software		—		1,146

		~~W~~	—	~~W~~	3,116

There are no lease liabilities as of September 30, 2008 and the Company’s minimum future lease payments as of December 31, 2007 are as follows (In millions of Korean won):

	Annual lease payments		Interest		Principal
2008	~~W~~	1,664	~~W~~	22	~~W~~	1,642
Less portion due within one year						(1,642)

Capital lease liabilities					~~W~~	—

12.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	September 30, 2008				December 31, 2007
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	24,060	~~W~~	28,576	US$	357,039	~~W~~	334,974
”	EUR	56		96	EUR	117		162
Accounts receivable – trade	US$	5,680		6,747	US$	4,164		3,906
”	EUR	219		374	EUR	248		303
”	CNY	5,620		975	CNY	5,620		722
Accounts receivable – other	US$	941		1,118	US$	965		905
	CNY	7,888		1,369		—		—
Guarantee deposits	US$	8		9	US$	12		11
”	JPY 17,397			199	JPY 16,912			141

			~~W~~	39,463			~~W~~	341,124

Accounts payable	US$	6,784	~~W~~	8,057	US$	22,552	~~W~~	21,159
”	JPY 13,604			156	JPY 16,954			138
”	HK$	50		8	HK$	248		14
”	GBP	5		10	GBP	931		1,461
”	SG$	1		1	SG$	27		17
”	EUR	238		406	EUR	588		1,750
”	SEK	53		9		—		—
”		—		—	CHF	250		208
”	CNY	2		1	CNY	2		1

			~~W~~	8,648			~~W~~	24,748

13.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008	December 31, 2007
Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,793,003	72,584,677

Significant changes in capital stock and capital surplus for the nine months ended September 30, 2008 and for the year ended December 31, 2007 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2007	81,193,711	~~W~~	44,639	~~W~~	2,962,699
Transferred from stock options in capital adjustment (Note a)	—		—		3,246
Consideration for conversion right (Note b)	—		—		(11,116)
Offset against capital surplus by equity security accounted for using the equity method (Note c)	—		—		(15,476)
Cumulative effect of change in accounting policies (Note d)	—		—		(15,432)

At December 31, 2007	81,193,711		44,639		2,923,921
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note e)	—		—		(60,067)

At September 30, 2008	81,193,711	~~W~~	44,639	~~W~~	2,863,854

(Note a)	During the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP.

(Note b)	During the year ended December 31, 2007, the conversion rights for the convertible bonds with a face value of US$75,080,000 were exercised and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

(Note c)	During the year ended December 31, 2007, the Company acquired Ntreev Soft Co., Ltd’s common stock from IHQ, Inc. a subsidiary of the Company. The difference between the acquisition cost and the net book value of Ntreev Soft Co., Ltd. amounting to ~~W~~15,476 million was offset against the Company’s capital surplus.

(Note d)	The capital surplus as of December 31, 2007 and 2006, decreased by ~~W~~15,432 million and ~~W~~10,778 million in accordance with the retroactive adoption of the amended SKAS No.15 — “Investment in Associates” [see Note 2 (a)].

(Note e)	In accordance with the adoption of the amended SKAS No.15 - “Investment in Associates” [see Note 2(b)], the difference is currently recorded as capital surplus (previously as accumulated other comprehensive income).

14.	RETAINED EARNINGS

The details of appropriated retained earnings as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008		December 31, 2007
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		—		33,000
Reserve for loss on disposal of treasury stock		255,984		255,984
Reserve for research and manpower development		872,595		872,595
Reserve for business expansion		6,344,138		6,151,138
Reserve for technology development		800,000		—

Total	~~W~~	8,295,037	~~W~~	7,335,037

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. However, this regulation was abolished during the year ended December 31, 2007 and no such requirement exists as of September 30, 2008.

c.	Reserve for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion and Technology Development

The reserve for business expansion and technology and development are voluntary and were approved by the board of directors and stockholders.

15.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2006. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2006 in order to stabilize the market price of its stock. In addition, the Company retired 1,083,000 shares of common stock in accordance with Korean Commercial law, which were acquired by the Company in 2006 at ~~W~~209,077 million. As a result of these transactions, retained earnings decreased by ~~W~~209,077 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~337 million for the year ended December 31, 2007 to reflect the change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

In addition, for the year ended December 31, 2006 and 2007, treasury stock of 136,163 shares and 216,347 shares with carrying value totaling ~~W~~32,178 million and ~~W~~51,199 million, respectively, were issued to the convertible bond holders at their execution of conversion rights. As a result of these transactions, loss on disposal of treasury stock of ~~W~~7,887 million and gain on disposal of treasury stock of ~~W~~1,414 million was reported for the year ended December 31, 2006 and 2007, respectively.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the Board of Directors on November 2, 2007. In addition, on December 26, 2007 and January 23, 2008, treasury stock of 171,871 shares and 208,326 shares with carrying value totaling ~~W~~40,756 million and ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~6,042 million for the three months ended December 31, 2007 and increased by ~~W~~6,275 million for the nine months ended September 30, 2008.

16.	INCOME TAX
a.	Details of income tax expense

Income tax expense for the nine months ended September 30, 2008 and 2007 consists of the following (In millions of Korean won):

	2008		2007
Current	~~W~~	497,682	~~W~~	506,258
Deferred (Note a)		(124,226)		99,970

Income tax expenses		373,456		606,228
Less: six months ended June 30, 2008		(265,390)		(331,859)

Three months ended September 30, 2008	~~W~~	108,066	~~W~~	274,369

(Note a)	Changes in net deferred tax liabilities for the nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	2008		2007
Ending balance of net deferred tax liabilities	~~W~~	511,602	~~W~~	868,284
Beginning balance of net deferred tax liabilities		(1,015,002)		(490,341)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		3,944		3,444
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		375,230		(281,417)

	~~W~~	(124,226)	~~W~~	99,970

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won) :

	2008		2007
Income before income tax	~~W~~	1,387,991	~~W~~	2,182,631

Income tax expense at statutory income tax rate (14.3% of taxable income less than ~~W~~100 million and 27.5% of taxable income exceeding ~~W~~100 million)		381,684		600,210
Differences (Note)		(8,228)		6,018

Income tax expense	~~W~~	373,456	~~W~~	606,228

Effective tax rates		26.91%		27.78%

(Note) Differences:
Permanent difference	~~W~~	25,936	~~W~~	16,442
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		31,452		32,151
Tax credit for investment		(57,030)		(57,434)
Other tax credits		(2,822)		(5,100)
Sur tax on exempted income		10,397		11,632
Additional income tax (tax refund) for prior periods		(16,161)		8,327

	~~W~~	(8,228)	~~W~~	6,018

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the nine months ended September 30, 2008 and 2007, and deferred tax assets and liabilities as of September 30, 2008 and 2007 are as follows (In millions of Korean won):

For the nine months ended September 30, 2008

	January 1,		Increase		Decrease		September 30,
Description	2008		(Note a)		(Note a)		2008
Current:
Allowance for doubtful accounts	~~W~~	31,907	~~W~~	37,291	~~W~~	28,460	~~W~~	40,738
Accrued interest income		(5,024)		(2,670)		(5,024)		(2,670)
Bad debt		115,926		4,472		298		120,100
Accrued expenses		92,536		23,716		11,874		104,378
Other		1,168		18,811		11,530		8,449

Total		236,513		81,620		47,138		270,995
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net		107,958	~~W~~	81,620	~~W~~	47,138		142,440

Current deferred tax assets-net (Note b)	~~W~~	29,688					~~W~~	39,171

Non-current:
Property and equipment	~~W~~	(155,202)	~~W~~	3,207	~~W~~	(40,423)	~~W~~	(111,572)
Loss on impairment of long-term investment securities		138,363		—		—		138,363
Loss on impairment of other long-term assets		2,651		9,994		2,651		9,994
Reserves for research and manpower development		(550,000)		—		(150,000)		(400,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		(191,988)		(63,996)
Equity in losses (earnings) of affiliates		92,160		135,034		—		227,194
Equity in capital adjustment of affiliates		27,229		—		(45,679)		72,908
Unrealized loss on valuation of long-term investment securities (other comprehensive income)		(2,243,709)		(6,370)		(1,381,687)		(868,392)
Accrued severance indemnities		39,538		12,679		1,948		50,269
Deposits for severance indemnities		(38,706)		(7)		(1,948)		(36,765)
Loss on valuation of currency swap		22,503		109,934		168,859		(36,422)
Loss on valuation of currency swap (other comprehensive income)		24,249		138,160		146,252		16,157
Loss on valuation of interest rate swap (other comprehensive income)		(3,170)		2,006		—		(1,164)
Gain on conversion of convertible bonds		(373,140)		—		—		(373,140)
Considerations for conversion right		(19,665)		—		(10,344)		(9,321)
Long-term accrued interest		17,256		—		—		17,256
Loss (Gain) on foreign currency translation		—		98,995		340,649		(241,654)
Other		44,962		311,580		(32,951)		389,493

Total		(3,230,665)		815,212		(1,194,661)		(1,220,792)
Temporary differences unlikely to be realized		(568,208)		—		213,812		(782,020)

Total non-current cumulative temporary differences-net		(3,798,873)	~~W~~	815,212	~~W~~	(980,849)		(2,002,812)

Total non-current deferred tax liabilities-net (Note b)	~~W~~	(1,044,690)					~~W~~	(550,773)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.
For the nine months ended September 30, 2007

	January 1,		Increase		Decrease
Description	2007		(Note a)		(Note a)		September 30, 2007
Current:
Allowance for doubtful accounts	~~W~~	50,824	~~W~~	29,186	~~W~~	43,974	~~W~~	36,036
Accrued interest income		(4,574)		(4,191)		(4,575)		(4,190)
Accrued expenses		56,001		3,619		27,519		32,101
Other		172,168		(1,315)		5,164		165,689

Total		274,419		27,299		72,082		229,636
Temporary differences unlikely to be realized		(128,554)		—		—		(128,554)

Total current cumulative temporary differences-net	~~W~~	145,865	~~W~~	27,299	~~W~~	72,082	~~W~~	101,082

Current deferred tax assets-net (Note b)	~~W~~	40,113					~~W~~	27,798

Non-current:
Property and equipment	~~W~~	(188,535)	~~W~~	(2,920)	~~W~~	(30,146)	~~W~~	(161,309)
Loss on impairment of long-term investment securities		108,145		30,218		—		138,363
Loss on impairment of other assets		971		5,051		971		5,051
Reserves for research and manpower development		(760,000)		—		(157,500)		(602,500)
Reserves for loss on disposal of treasury stock		(255,984)		—		—		(255,984)
Equity in (earnings) losses of affiliates		116,407		(4,783)		98,087		13,537
Equity in other comprehensive income of affiliates		(123,206)		(445)		14,971		(138,622)
Unrealized gain on valuation of long-term investment securities, net (other comprehensive income)		(563,477)		(1,315,319)		(320,093)		(1,558,703)
Accrued severance indemnities		20,058		16,031		1,174		34,915
Deposits for severance indemnities		(20,058)		(3,837)		(1,174)		(22,721)
Loss on valuation of currency swap		22,503		12,577		—		35,080
Loss on valuation of currency swap (other comprehensive income)		24,249		—		—		24,249
Loss on valuation of interest rate swap (other comprehensive income)		454		—		2,426		(1,972)
Gain on conversion of convertible bond		—		(373,140)		—		(373,140)
Considerations for conversion right		(62,131)		—		(3,927)		(58,204)
Other		22,370		41,320		12,607		51,083

Total		(1,658,234)		(1,595,247)		(382,604)		(2,870,877)
Temporary differences unlikely to be realized		(270,688)		2,431		(114,441)		(387,601)

Total non-current cumulative temporary differences-net	~~W~~	(1,928,922)	~~W~~	(1,592,776)	~~W~~	(497,045)	~~W~~	(3,258,478)

Total non-current deferred tax liabilities-net (Note b)	~~W~~	(530,454)					~~W~~	(896,081)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.
Deferred tax assets and liabilities before offsetting each other as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008						December 31, 2007
	Current		Non-current		Sub-total		Current		Non-current		Sub-total
Deferred tax assets	~~W~~	48,547	~~W~~	117,297	~~W~~	165,844	~~W~~	32,346	~~W~~	3,521	~~W~~	35,867
Deferred tax liabilities		(9,376)		(668,070)		(677,446)		(2,658)		(1,048,211)		(1,050,869)

Deferred tax assets (liabilities), net	~~W~~	39,171	~~W~~	(550,773)	~~W~~	(511,602)	~~W~~	29,688	~~W~~	(1,044,690)	~~W~~	(1,015,002)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss)

Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	September 30, 2008		December 31, 2007
Gains on disposal of treasury stock	~~W~~	(35,460)	~~W~~	(36,339)
Considerations for conversion right		(12,869)		(12,869)
Differences between the acquisition cost and the net book value incurred from the transactions between companies under common control		(476)		—
Unrealized loss on valuation of long-term investment securities, net		(238,808)		(617,020)
Equity in capital adjustment of affiliates, net		(2.440)		(727)
Loss on valuation of currency swap, net		4,444		6,668
Gain on valuation of interest rate swap		(320)		(872)

Total	~~W~~	(285,929)	~~W~~	(661,159)

17.	COMPREHENSIVE INCOME (LOSS)

Details of comprehensive income (loss) for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

For the three and nine months ended September 30, 2008

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	333,640			~~W~~	1,014,535
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(497,690)	~~W~~	188,779		(997,105)	~~W~~	378,212
Equity in capital adjustments of affiliates, net		82,964		(249)		(23,067)		(1,713)
Gain on valuation of currency swap, net		2,529		(959)		5,867		(2,225)
Loss on valuation of interest rate swap, net		(1,406)		533		(1,454)		552

Sub-total		(413,603)	~~W~~	188,104		(1,015,759)	~~W~~	374,826

Comprehensive loss	~~W~~	(79,962)			~~W~~	(1,224)

For the three and nine months ended September 30, 2007

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	776,819			~~W~~	1,576,403

Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		318,496	~~W~~	(120,809)		721,539	~~W~~	(273,687)
Equity in capital adjustments of affiliates, net		(129,630)		44,005		16,484		(8,479)
Gain on valuation of currency swap, net		1,910		293		5,114		—
Gain on valuation of interest rate swap, net		303		(114)		1,759		(667)

Sub-total		191,079	~~W~~	(76,625)		744,896	~~W~~	(282,833)

Comprehensive income	~~W~~	967,898			~~W~~	2,321,299

18.	NET INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and nine months ended September 30, 2008 and 2007 is computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2008		30, 2007		30, 2008		30, 2007
Net income and ordinary income	~~W~~	333,640	~~W~~	776,819	~~W~~	1,014,535	~~W~~	1,576,403
Weighted average number of common shares outstanding		72,793,003		72,667,459		72,776,276		72,667,459

Net income and ordinary income per share	~~W~~	4,583	~~W~~	10,690	~~W~~	13,940	~~W~~	21,693

Net income and ordinary income per share for the year ended December 31, 2007 is ~~W~~22,607 and net income and ordinary income per share for the three months ended March 31, 2008 and 2007 is ~~W~~5,264 and ~~W~~5,454, respectively. In addition, net income and ordinary income per share for the three months ended June 30, 2008 and 2007 is ~~W~~4,094 and ~~W~~5,550, respectively.

The weighted average numbers of common shares outstanding for the three months and nine months ended September 30, 2008 and 2007 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2008
Outstanding common stocks at July 1, 2008	81,193,711	92 / 92	81,193,711
Treasury stocks at July 1, 2008	(8,609,034)	92 / 92	(8,609,034)
Disposal of treasury stock	208,326	92 / 92	208,326

Total	72,793,003		72,793,003

For the nine months ended September 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	274 / 274	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	274 / 274	(8,609,034)
Disposal of treasury stock	208,326	252 / 274	191,599

Total	72,793,003		72,776,276

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2007
At July 1, 2007	81,193,711	92 / 92	81,193,711
Treasury stock, at the beginning	(8,526,252)	92 / 92	(8,526,252)

Total	72,667,459		72,667,459

For the nine months ended September 30, 2007
At January 1, 2007	81,193,711	273 / 273	81,193,711
Treasury stock, at the beginning	(8,526,252)	273 / 273	(8,526,252)

Total	72,667,459		72,667,459

Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2008 and 2007 is computed as follows (In millions of won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2008		30, 2007		30, 2008		30, 2007
Adjusted net income and ordinary income	~~W~~	336,390	~~W~~	780,119	~~W~~	1,022,466	~~W~~	1,586,219
Adjusted weighted average number of common shares outstanding		74,117,747		74,284,990		74,101,020		74,336,745

Diluted net income and ordinary income per share	~~W~~	4,539	~~W~~	10,502	~~W~~	13,798	~~W~~	21,338

Diluted net income and ordinary income per share for the year ended December 31, 2007 is ~~W~~19,458 and diluted net income and ordinary income per share for the three months ended March 31, 2008 and 2007 is ~~W~~5,205 and ~~W~~5,373, respectively. Diluted net income and ordinary income per share for the three months ended June 30, 2008 and 2007 is ~~W~~4,056 and ~~W~~5,468, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2008 and 2007 are calculated as follows:

	For the				For the
	three months ended				nine months ended
	September		September		September		September
	30, 2008		30, 2007		30, 2008		30, 2007
Net income and ordinary income	~~W~~	333,640	~~W~~	776,819	~~W~~	1,014,535	~~W~~	1,576,403
Effect of convertible bonds (Note a)		2,750		3,300		7,931		9,816

Adjusted net income and ordinary income	~~W~~	336,390	~~W~~	780,119	~~W~~	1,022,466	~~W~~	1,586,219

Weighted average number of common shares outstanding		72,793,003		72,667,459		72,776,276		72,667,459
Effect of convertible bonds (Note a)		1,324,744		1,617,531		1,324,744		1,669,286

Adjusted weighted average number of common shares outstanding		74,117,747		74,284,990		74,101,020		74,336,745

(Note a)	The effect of convertible bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
19. RESTRICTED CASH AND CASH EQUIVALENTS
As of September 30, 2008, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.
20. INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 18, 2008, the Company declared and paid cash dividends during the three months ended September 30, 2008 based on outstanding number of common shares at June 30, 2008 as follows (In millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2008	Par value per share	Dividend ratio	Dividends
72,793,003	~~W~~500	200%	~~W~~72,793
In accordance with the resolution of the Company’s board of directors dated July 27, 2007, the Company declared and paid cash dividends during the three months ended September 30, 2007 based on outstanding number of common shares at June 30, 2007 as follows (in millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2007	Par value per share	Dividend ratio	Dividends
72,667,459	~~W~~500	200%	~~W~~72,668
21. INSURANCE
As of September 30, 2008, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value	Coverage
US$56,115
Property and equipment	Fire and comprehensive liability	~~W~~3,454,780	~~W~~7,949,522

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

22. RELATED PARTY TRANSACTIONS

As of September 30, 2008 and December 31, 2007, the parent company and subsidiaries of the Company are as follows:

a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	28.1 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd. (Formerly SK Corporation)	21.8	Manufacturing and selling petrochemicals
Subsidiary	SK Broadband Co., Ltd.		Internet website services and
	(Formerly hanarotelecom, inc.)	43.4 (Note b)	telecommunication service
”	SK Communications Co., Ltd.	64.8	Internet website services
”	SK Telink Co., Ltd.	90.8	Telecommunication service
”	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
”	PAXNet Co., Ltd.	59.7	Internet website services
”	Global Credit & Information Co., Ltd.	50.0	Credit and collection services
”	TU Media Corp.	44.2	Digital multi media broadcasting service
”	Aircross Co., Ltd.	100.0	Wireless marketing related business
”	IHQ, Inc.	37.1	Entertainment management
”	Ntreev Soft Co., Ltd.	66.7	Game software production
”	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
”	Loen Entertainment, Inc.
	(Formerly Seoul Records, Inc.)	60.0	Release of music disc
”	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
”	SK Telecom China Co., Ltd.	100.0	Telecommunication service
”	ULand Company Ltd.	70.1	Network and mobile value added service
”	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
”	SKT Americas, Inc.
	(Formerly SK Telecom International Inc.)	100.0	Telecommunication service
”	The First Music Investment Fund of SK-PVC	69.3	Investment association
”	The Second Music Investment Fund of SK-PVC	79.3	Investment association
”	SK-KTB Music Investment Fund	74.3	Investment association
”	IMM Cinema Fund	45.6	Investment association
”	Michigan Global Cinema Fund	36.4	Investment association
”	CU Media Co., Ltd. (Formerly YTN Media Inc.)	51.4 (Note c)	Broadcasting program production
”	SK I-Media Co., Ltd.	60.0 (Note c)	Game software production
”	Konan Technology	29.5 (Note c)	Multimedia contents production
”	Cyworld China Holdings	53.8	Internet website services
”	Broadband Media Inc.	100.0 (Note c)	Multimedia TV portal service
”	HanaroDream Incorporated	36.0 (Note c)	Internet digital contents distribution
”	Broadband D&M Co., Ltd.	100.0 (Note c)	Equipment maintenance
”	Broadband CS Co., Ltd.	100.0 (Note c)	Customer service support
”	Benex Digital Cultural Contents Fund	19.9	Investment association
”	SKT Global Investment B.V.I.O	100.0	Equity Investment

(Note a)	The ownership percentage represents ultimate parent company’s ownership over the parent company.

(Note b)	The ownership percentage represents the total sum of the Company’s and its subsidiaries’ ownership over their subsidiaries.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.
b.	Transactions and balances with related parties

Significant related party transactions for the three months and nine months ended September 30, 2008 and 2007, and account balances as of September 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

b-(1) Transactions

	For three months ended September 30, 2008						For nine months ended September 30, 2008
			Commissions						Commissions
	Purchases of		paid and		Commissions		Purchases of		paid and		Commissions
	property and		other		earned and		property and		Other		earned and
	equipment		expenses		other income		equipment		expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	55,740	~~W~~	90,540	~~W~~	1,664	~~W~~	97,065	~~W~~	186,906	~~W~~	5,707

Parent Company:
SK Holdings Co., Ltd.		—		161		158		—		466		327

Subsidiaries:
SK Broadband Co., Ltd. (Formerly hanarotelecom, inc.)		—		5,003		13,181		—		9,479		29,772
SK Communications Co., Ltd.		—		6,036		1,891		—		18,636		5,507
SK Telink Co., Ltd.		73		3,658		6,180		114		10,637		19,918
SK Wyverns Baseball Club Co., Ltd.		—		3,502		83		—		13,302		83
PAXNet Co., Ltd.		—		1,826		25		—		5,028		74
Global Credit & Information Co., Ltd.		—		15,100		329		—		37,799		976
TU Media Corp.		75		16,576		10,632		107		18,584		37,178
Aircross Co., Ltd.		43		6,365		333		78		15,223		997
SKT Americas, Inc. (Formerly SK Telecom International Inc.)		—		10		—		—		2,871		—
Others		1,863		21,833		1,152		2,703		57,695		4,477

Equity Method Investees:
SK Marketing & Company Co Ltd.		—		23,360		3,233		—		29,197		5,682
Others		12		3,448		—		139		5,945		—

Others:
SK Energy Co., Ltd.		—		3,703		2,040		—		11,753		5,230
SK Engineering & Construction Co., Ltd.		57,321		4,449		766		106,961		7,072		2,057
SK Networks Co., Ltd.		476		162,817		5,490		2,931		560,217		12,449
Innoace Co., Ltd.		4,226		2,038		51		6,289		5,591		146
SK Telesys Co., Ltd.		45,321		2,188		65		108,979		4,236		213
Others		1,769		14,183		1,060		2,829		35,340		3,261

Total	~~W~~	166,919	~~W~~	386,796	~~W~~	48,333	~~W~~	328,195	~~W~~	1,035,977	~~W~~	134,054

	For three months ended September 30, 2007						For nine months ended September 30, 2007
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	77,907	~~W~~	67,908	~~W~~	1,810	~~W~~	104,164	~~W~~	166,687	~~W~~	6,235

Parent Company:
SK Holdings Co., Ltd.		—		2,527		111		—		17,722		10,731

Subsidiaries:
SK Communications Co., Ltd.		—		9,234		1,543		156		27,590		4,873
TU Media Corp.		—		1,186		17,007		11		1,850		42,584
Global Credit & Information Co., Ltd.		—		13,486		313		—		41,046		1,178
PAXNet Co., Ltd.		—		3,193		2,532		—		9,388		3,177
SK Telink Co., Ltd.		—		3,508		6,014		—		9,995		15,935
SK Wyverns Baseball Club Co., Ltd.		—		4,200		—		—		14,877		17
Aircross Co., Ltd.		3		6,181		529		227		14,501		1,052
SK Telecom China Co., Ltd.		—		4,302		—		—		12,481		684
SKT Americas, Inc. (Formerly SK Telecom International Inc.)		—		1,427		—		—		4,533		—
Others		—		1,766		2,776		1,000		5,536		3,602

Equity Method Investees:
Helio, LLC		—		—		283		—		—		1,761
Others		107		1,899		17,758		586		2,763		18,174

Others:
SK Engineering & Construction Co., Ltd.		46,449		1,788		660		181,873		4,420		2,474
SK Networks Co., Ltd.		8,846		184,259		3,937		22,305		509,359		9,159
Innoace Co., Ltd.		5,087		1,074		46		9,267		4,339		155
SK Telesys Co., Ltd.		37,448		1,756		440		174,740		5,250		2,264
Others		234		10,200		800		1,821		18,129		3,004

Total	~~W~~	176,081	~~W~~	319,894	~~W~~	56,559	~~W~~	496,150	~~W~~	870,466	~~W~~	127,059

b-(2) Account balances

	As of September 30, 2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent Company:
SK C&C Co., Ltd.	~~W~~	368	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,801	~~W~~	24

Parent Company:
SK Holdings Co., Ltd.		61		—		—		—		61		—

Subsidiaries:
SK Broadband Co., Ltd. (Formerly hanarotelecom, inc.)		182		—		—		60		459		2,062
SK Communications Co., Ltd.		2,603		—		—		—		4,657		5,606
SK Telink Co., Ltd.		1,022		—		—		—		542		1,217
SK Wyverns Baseball Club Co., Ltd.		—		575		3,557		—		—		—
PAXNet Co., Ltd.		11		—		—		—		656		150
Global Credit & Information Co., Ltd.		8		—		—		—		1,168		—
TU Media Corp.		5,064		—		—		—		4,079		3,083
Aircross Co., Ltd.		731		—		—		—		3,307		276
IHQ, Inc.		—		—		—		—		766		—
Ntreev Soft Co., Ltd.		—		—		—		—		606		—
Commerce Planet Co., Ltd.		781		—		—		—		4,038		—
Loen Entertainment, Inc. (Formerly Seoul Records, Inc.)		76		—		—		—		3,912		—
SKT Vietnam PTE Ltd.		5,140		—		—		—		—		—
SK Telecom China Co., Ltd.		722		—		—		—		—		—
Others		—		—		—		—		237		—

Equity Method Investees:
SK Marketing & Company Co Ltd.		3,342		—		—		—		9,559		248
Others		210		—		—		—		13		—

Others:
SK Energy Co., Ltd.		940		—		—		140		1,277		—
SK Engineering & Construction Co., Ltd.		192		—		—		—		—		1,076
SK Networks Co., Ltd.		606		—		—		112		66,774		3,489
Innoace Co., Ltd.		—		—		—		—		1,589		2,444
SK Telesys Co., Ltd.		27		—		—		—		10,154		—
Others		458		—		—		900		4,219		—

Total	~~W~~	22,544	~~W~~	575	~~W~~	3,557	~~W~~	1,212	~~W~~	186,874	~~W~~	19,675

	As of December 31, 2007
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent Company:
SK C&C Co., Ltd.	~~W~~	320	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	131,029	~~W~~	346

Parent Company
SK Holdings Co., Ltd.		726		—		—		—		—		—

Subsidiaries:
SK Communications Co., Ltd.		1,214		—		—		—		12,317		5,606
SK Telink Co., Ltd.		947		—		—		—		414		1,197
SK Wyverns Baseball Club Co., Ltd.		334		575		3,557		—		—		—
PAXNet Co., Ltd.		—		—		—		—		614		150
Global Credit & Information Co., Ltd.		—		—		—		—		7,051		—
TU Media Corp.		6,225		—		—		—		10,487		3,016
Aircross Co., Ltd.		2,659		—		—		—		3,699		255
IHQ, Inc.		38		—		—		—		2,008		—
Ntreev Soft Co., Ltd.		18		—		—		—		3,640		—
Commerce Planet Co., Ltd.		38		—		—		—		2,168		—
Loen Entertainment, Inc. (Formerly Seoul Records, Inc.)		59		—		—		—		1,077		—
SKT Vietnam PTE Ltd.		1,507		—		—		—		—		—
SK Telecom China Co., Ltd.		684		—		—		—		—		—
Helio, Inc.		719		—		—		—		—		—
Others		—		—		—		—		2,117		—

Equity Method Investees:
Others		208		—		—		—		304		—

Others:
SK Energy Co., Ltd.		1,169		—		—		134		4,380		248
SK Engineering & Construction Co., Ltd.		310		—		—		—		8,075		1,135
SK Networks Co., Ltd.		1,158		—		—		112		69,337		3,432
Innoace Co., Ltd.		—		—		—		—		5,672		2,291
SK Telesys Co., Ltd.		28		—		—		—		29,286		—
Others		545		—		—		—		7,861		—

Total	~~W~~	18,906	~~W~~	575	~~W~~	3,557	~~W~~	246	~~W~~	301,536	~~W~~	17,676

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the three months ended						For the nine months ended
	September 30, 2008						September 30, 2008
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
7 Registered directors (including outside directors)	~~W~~	360	~~W~~	74	~~W~~	434	~~W~~	4,192	~~W~~	482	~~W~~	4,674

	For the three months ended						For the nine months ended
	September 30, 2007						September 30, 2007
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
12 Registered directors (including outside directors)	~~W~~	532	~~W~~	141	~~W~~	673	~~W~~	4,243	~~W~~	581	~~W~~	4,824

23. PROVISION
a. Provision for point program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.
Details of change in the provisions for such mileage points for the nine months ended September 30, 2008 and 2007 are as follows (In millions of Korean won):

	September 30, 2008		September 30, 2007
	(Note a)		(Note a)
Beginning balance	~~W~~	27,668	~~W~~	52,593
Increase		7,383		11,479
Decrease (used points)		(10,354)		(8,521)
Decrease (reversal of provision for mileage points)		—		(27,151)

Ending balance	~~W~~	24,697	~~W~~	28,400

(Note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17, Points provision is recorded at the present value.

Points expire after 5 years. The expected year when unused points as of September 30, 2008 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended September 30,	in nominal value (Note b)		Current value (Note b)
2009	~~W~~	11,280	~~W~~	10,494
2010		7,387		6,394
2011		4,859		3,912
2012		3,214		2,407
2013		2,138		1,490

Ending balance	~~W~~	28,878	~~W~~	24,697

(Note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b. Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis [refer to Note 2.(d)]. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected payment duration since balance sheet date.
Details of change in the provisions for handset subsidies for the nine months ended September 30, 2008 are as follows (In millions of Korean won):

	September 30, 2008
	(Note a)

Beginning balance	~~W~~	—
Increase (Provision)		270,055
Decrease (subsidy payment)		(34,875)

Ending balance	~~W~~	235,180

(Note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17, Points provision is recorded at the present value.
The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended September 30,	in nominal value		Current value
2009	~~W~~	210,617	~~W~~	204,747
2010		32,292		30,433

Ending balance	~~W~~	242,909	~~W~~	235,180

24. DERIVATIVE INSTRUMENTS
a. Currency swap contract to which the cash flow hedge accounting is applied
The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~10,181 million (net of tax effect totaling ~~W~~4,589 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~11,577 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,182 million (net of tax effect totaling ~~W~~146 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~23,970 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of September 30, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,414 million (net of tax effect totaling ~~W~~319 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~39,054 million) was accounted for as accumulated other comprehensive income.
b. Interest rate swap contract to which the cash flow hedge accounting is applied
The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of September 30, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,083 million (net of tax effect totaling ~~W~~790 million) was accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed on July 28, 2008 between August 13, 2008. As of September 30, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,239 million (net of tax effect totaling ~~W~~470 million) was accounted for as accumulated other comprehensive income.

c. Currency swap contract to which the fair value hedge accounting is applied
The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other nine banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~109,934 million for the nine months ended September 30, 2008 and gain on valuation of currency swap of ~~W~~3,194 million and loss on valuation of currency swap of ~~W~~12,364 million for the nine months ended September 30, 2007 was charged to current operations.
d. Currency swap contract to which the hedge accounting is not applied
The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~24,914 million and loss on valuation of currency swap of ~~W~~1,427 million for the nine months ended September 30, 2008 and 2007 were charged to current operations.
In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~131,299 million and ~~W~~6,258 million for the nine months ended September 30, 2008 and 2007, respectively, was charged to current operations.
As of September 30, 2008, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of September 30, 2008 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total
Current assets:
Fix-to-fixed cross	U.S. dollar denominated			May 27, 2004
currency swap	convertible bond	US$	100,000	~ May 27, 2009	~~W~~	—	~~W~~	—	~~W~~	1,788	~~W~~	1,788

Non-current assets:
Fix-to-fixed cross	U.S. dollar denominated			Jul. 20, 2007
currency swap	bonds	US$	400,000	~ Jul. 20, 2017		—		—		138,615		138,615
Floating-to-fixed cross	Japanese yen			Nov. 13, 2007
currency interest rate swap	denominated bonds	JPY	12,500,000	~ Nov. 13, 2012		44,468		—		—		44,468
Floating-to-fixed cross	U.S. dollar denominated			Oct. 10, 2006
currency interest rate swap	long-term borrowings	US$	100,000	~Oct. 10, 2013		22,934		—		—		22,934
Floating-to-fixed	Long-term floating rate			Jun. 29, 2006
Interest rate swap	discounted bill	~~W~~	200,000	~ Jun. 29, 2010		2,873		—		—		2,873

Total assets					~~W~~	70,275	~~W~~	—	~~W~~	140,403	~~W~~	210,678

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total
Current liabilities:
Fix-to-fixed cross	U.S. dollar denominated
currency swap	China Unicom Equity			Sep. 11, 2008
	Securities	HK$	10,940,900	~ Sep. 16, 2009	~~W~~	—	~~W~~	109,934	~~W~~	—	~~W~~	109,934

Non-current liabilities:
Fix-to-fixed cross	U.S. dollar denominated			Mar. 23, 2004
currency swap	bonds	US$	300,000	~ Apr. 1, 2011		3,194		—		—		3,194
A Floating-to-fixed cross currency				July 28, 2008
interest rate swap	Long-term borrowings	US$	500,000	~ August 13, 2009		1,709		—		—		1,709

Total liabilities					~~W~~	4,903	~~W~~	109,934	~~W~~	—	~~W~~	114,837

25. STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method.
During the nine months ended September 30, 2007, there are no significant non-cash transactions. Significant non-cash transactions for the nine months ended September 30, 2008 are as follows (In millions of Korean won):

Transfer from convertible bonds to current portion of long-term debt	~~W~~	275,814

26. SUBSEQUENT EVENTS
a. Retirement of treasury stock
In accordance with the resolution of board of directors dated October 23, 2008, the Board resolved to acquire 448,000 shares of treasury stock in the market for the period from October 27, 2008 to January 26, 2009, in order to retire the Company’s retained earnings.
b. Issuance of unguaranteed bonds
In accordance with the resolution of board of directors dated September 25, 2008, the Company issued unguaranteed bonds with face amount of ~~W~~50 billion and ~~W~~250 billion, respectively, for ~~W~~ 298.7 billion. The bonds bear an annual rate of 6.77% and 6.92%, respectively, and will be repaid in full at their maturities, October 28, 2010 and October 28, 2013, respectively.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Tae Jin Park (Signature)
Name: Tae Jin Park
Title: Senior Vice President
Date: December 19, 2008